
10012363

THE ADVISORY BOARD COMPANY

2010

ANNUAL REPORT





THE ADVISORY BOARD COMPANY

THE ADVISORY BOARD IN BRIEF

The Advisory Board Company is the leading service provider to the health care and education industries, hardwiring performance improvement through best practice research and analysis, business intelligence and software tools, installation support, and management and advisory services. Our services are provided through discrete membership programs to nearly 3,000 hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, universities, and other educational institutions.

Our business model is predicated on the view that there are economies of intellect in the sectors we serve; that is, there are compelling advantages to large numbers of health systems, clinicians, and corporations (as well as colleges, universities, and educators) collaborating to identify specific opportunities that have potential to shape their industries. Through our membership programs, we illuminate these opportunities and provide the services and support to hardwire the critical performance improvement required for meaningful change. By providing a standardized set of services, we are able to spread our largely fixed program cost structure across our membership base of participating organizations. This economic model permits members to learn about industry best practices and access hosted software solutions at a fraction of the cost of customized analysis, consulting, services, or software development provided by other business services firms.

For example, for a fixed fee, members of each of our programs typically have access to an integrated set of services designed to provide valuable, timely information and tools derived from lessons learned from the industry's most progressive participants. These services can include, among others:

- Best practice research studies
- Business intelligence and software tools
- Executive education seminars
- Customized research briefs
- Program website with content databases, daily news publications, and on-demand webconferences

We strive to provide our members with an unparalleled level of service. Our hope is that our members recognize our dedication to intelligent support and, therefore, maintain a long-term commitment to working with us.



REPRESENTATIVE ADVISORY BOARD MEMBERS

Academic Medical Centers

Beth Israel Medical Center
Brigham and Women's Hospital
Glendale Adventist Medical Center
Hospital of the University of Pennsylvania
Indiana University Medical Center
Johns Hopkins Health System
Loyola University Health Systems
Massachusetts General Hospital
Montefiore Medical Center
MUSC Medical Center
New York University Langone Medical Center
Northwestern Memorial Hospital
Ohio State University Medical Center
Ronald Reagan UCLA Medical Center
Stanford Hospital and Clinics
UCSF Medical Center
UMass Memorial Healthcare
University of Arkansas for Medical Sciences Medical Center
University of Colorado Hospital
University of Michigan Health System
University of Virginia Health System
University of Wisconsin Hospital and Clinics
Wake Forest University Baptist Medical Center
Yale-New Haven Hospital

Teaching Hospitals

Albert Einstein Medical Center
Beaumont Hospitals
Detroit Medical Center
Detroit Receiving Hospital & University Health Center
Fletcher Allen Health Care
Grady Health System
Harborview Medical Center
Harper University Hospital
Harris County Hospital District
Johns Hopkins Bayview Medical Center
Lenox Hill Hospital
Long Beach Memorial Medical Center
Overlook Hospital
Parkland Health and Hospital System
Queens Hospital Center
Rhode Island Hospital
Saint Mary's Hospital
Scott and White Memorial Hospital
Sinai Hospital of Baltimore
St. Luke's Episcopal Hospital
St. Luke's-Roosevelt Hospital Center
St. Vincent Healthcare
University Health Systems of Eastern Carolina

Major Health Systems

Adventist Health
Advocate Health Care
Ardent Health Services
Atlantic Health
Aurora Health Care
Baptist Health System
Baylor Health Care System
BJC Healthcare
Bon Secours Health System, Inc.
Carilion Clinic
Catholic Health Initiatives - Corporate Office
Catholic Healthcare Partners
Catholic Healthcare West
Cedars-Sinai Medical Center
Clarian Health Partners, Inc.
Continuum Health Partners
Fairview Health Services
HCA-The Healthcare Company
HealthEast Care System
Henry Ford Health System
IASIS Healthcare Corporation
Intermountain Health Care, Inc.
Legacy Health System
New York City Health & Hospitals Corporation
OSF Healthcare System
Partners HealthCare
Providence Services
Scripps Health
Sharp HealthCare
SSM Health Care Corporate Office
Sutter Health
Swedish Health Services
Tenet Healthcare Corporation
Texas Health Resources
Trinity Health
UPMC
Veterans Integrated Health Networks

Clinics and Specialty Hospitals

Baptist Memorial Hospital for Women
Children's Healthcare of Atlanta
Childrens Hospital of Los Angeles
Children's Medical Center of Dallas
Children's National Medical Center
Cleveland Clinic Foundation
Dana-Farber Cancer Institute



Gillette Children's Specialty Healthcare
Hospital for Special Surgery
Kaiser Foundation Hospitals Corporate Offices
Karmanos Cancer Institute
Mayo Foundation
Memorial Sloan-Kettering Cancer Center
Methodist Specialty and Transplant Hospital
Moffitt Cancer Center
Nemours
Ochsner Clinic Foundation
RML Specialty Hospital
Roswell Park Cancer Institute
University of Texas MD Anderson Cancer Center
University Specialty Hospital

Community Hospitals

Battle Creek Health System
Cape Cod Hospital
Cape Fear Valley Health System
Charleston Area Medical Center
Danbury Hospital
DCH Regional Medical Center
East Jefferson General Hospital
Eastern Maine Medical Center
Gratiot Medical Center
Heartland Regional Medical Center
Huntington Memorial Hospital
Lancaster General Hospital
Lutheran Hospital
Maimonides Medical Center
Maine Medical Center
Medical Center of Central Georgia
Mississippi Baptist Health System
Northside Hospital
Norwalk Hospital
Resurrection Medical Center
Rural Wisconsin Health Cooperative
Saint Joseph Regional Medical Center
Sibley Memorial Hospital
St. Francis Hospital
St. Luke's Hospital
St. Luke's Regional Medical Center
St. Mary's Regional Medical Center
The Reading Hospital & Medical Center
Tucson Medical Center
West Georgia Health System

Health Care Corporations

Abbott Vascular
Aetna Life Insurance Company
Amgen USA
Aptium Oncology
Boston Scientific Corporation
Bristol-Myers Squibb
California HealthCare Foundation
Cardinal Health Inc.
Covidien Ltd.
Edwards Lifesciences Corporation
Eli Lilly & Company
GE Healthcare Integrated IT Solutions Group
Hammes Company
Hewlett-Packard Company
Hill-Rom
HOK Group, Inc.
Kaiser Permanente
Kimberly-Clark Corporation
McKesson Corporation
Medtronic, Inc.
Microsoft Health Solutions Group
Novartis Pharmaceuticals Corporation
Ortho-McNeil Pharmaceutical
Philips Healthcare
Sanofi-Aventis Pharmaceuticals
Sheridan Healthcare, Inc.
Siemens Medical Solutions USA
SmithGroup
Stryker Orthopaedics Mahwah Campus
Varian Medical Systems

Universities

Baylor University
Carnegie Mellon University
Duke University
Georgetown University
Indiana University
Kent State University
New York University
Oregon State University
Syracuse University
University of California, Berkeley
University of Nebraska
University of Utah
Vanderbilt University
Wake Forest University
Washington University
William Marsh Rice University

Annual Revenues
for Fiscal Years Ending March 31
(In Millions)


$165.0
$189.8
$219.0
$230.4
$239.3
'06
'07
'08
'09
'10

Contract Value per Member
as of March 31
(In Thousands)


$65.7
$75.2
$83.6
$81.9
$87.5
'06
'07
'08
'09
'10

Adjusted Earnings per Diluted Share[1]
for Fiscal Years Ending March 31


$1.37
$1.41
$1.72
$1.30
$1.17
'06
'07
'08
'09
'10

Adjusted Cash Flow from Operations[2]
for Fiscal Years Ending March 31
(In Millions)


$51.2
$57.2
$66.3
$40.0
$46.7
'06
'07
'08
'09
'10

[1] Adjusted results are not presented in accordance with accounting principles generally accepted in the United States (GAAP). See page 13 for a reconciliation of GAAP to adjusted results.

[2] FY07, FY08, and FY09 Adjusted Cash Flow from Operations is not a GAAP measure and includes $7.0 million, $6.0 million, and $0.3 million, respectively, in tax benefits associated with the exercise of employee stock options recorded under GAAP as cash flow from financing activities.

TO OUR SHAREHOLDERS

There has perhaps never been a more pivotal moment for health care. The past year has brought enormous disruption and significant uncertainty to our members, and now, as the pace of industry evolution quickens, hospitals and health systems must simultaneously improve current performance and set strategy for a future that will bring fundamental structural changes for the industry. I am gratified that in this time of transition and ambiguity, our members are turning to us more than ever as their trusted guide, seeking insight, tools, and support to navigate these uncharted waters. It is a great honor to continue our role as the leading service provider to hospitals and health systems, delivering exceptional value through our research programs, software-based programs, and management and advisory services programs.



Our contract value and revenue growth—along with our institutional renewal rate of 89 percent—stand as testament to both the tangible impact we provide our members and their reliance on our work.

As I look back across the year, I am proud that we provided tangible support to our members on all the critical issues of the day. We helped them through a difficult economy, highlighted the reform roadmap, and began providing key insight and services on the issue of accountable care. We also continued to drive measurable performance improvement by driving costs down, building revenues, and enhancing patient care quality. In all, we continued to have tremendous impact across the industries we serve.

The value that we deliver has not only been good for our members during this time of uncertainty, but has also served the firm well. Through our work this year, we have seized the opportunity that this environment offers us to expand and deepen our member relationships, launching four new programs to bring our total number to 45, through which we now serve a membership of 2,985 institutions. Our fiscal year results demonstrate the success of this approach: our contract value and revenue growth—along with our institutional renewal rate of 89 percent—stand as testament to both the tangible impact we provide our members and their reliance on our work.

In terms of our financial results, we are pleased to have grown revenue, increased contract value, and continued returning cash to shareholders through our share repurchase plan, while at the same time continuing to invest in future growth. Our solid balance sheet, strong cash position, and track record of sound financial management create a robust foundation for the future, and, as we continue to expand our reach and impact across the industries we serve, I am confident in our ability to build on this foundation for years to come.

14
Software-Based Programs

20+
Years of Intellectual Assets

45
Programs

2,985
Member Institutions

19,000
Users of Web-Based Tools

35,000
Best Practices

7 Billion
Data Elements Analyzed

Driving Measurable Member Impact

Intense focus on driving tangible impact for our members has always been a keystone of our mission, and it has also become a critical success factor for our business, particularly in times of intense budget scrutiny and member focus on hard ROI. Now more than ever, our organization must be nimble, uncover timely insights, and move quickly to translate ideas into solutions that provide meaningful performance improvement for our members.

Once again, we have been able to achieve these goals this year by deploying our deep industry knowledge and analysis of timely issues in an innovative way to develop a wide range of deliverables, tools, software, and services that address members' most important issues. In today's world of disruptive change caused by health care reform and prospects of new payment structures coupled with a recession and the aging baby boomers, our members have an intense need for our assistance as they undertake the challenging work of delivery system reform: physician alignment, operational efficiency, effective deployment of information technology, and revenue cycle enhancements.

That our work here is having concrete impact is undeniable, as our members report story after story of the returns on their investment in membership with us—the hospital that reduced denials through our revenue cycle performance program to yield $5.4 million of incremental revenue, the health system that used our physician management program to reduce physician practice variability for a savings of over $3.5 million, and the hospital that used our surgery performance program to partner with physicians in vendor negotiations, saving more than $1 million in supply costs. For each of these stories, there are scores more. Collectively they stand as a testament to our business model, and individually they are the key to our long run of strong member satisfaction and relationships that grow over time.

Expanding Our Software-Based Offerings

Given our track record over the last six years of delivering outstanding member impact at scalable economics through our software-based memberships, we continue to focus on identifying new opportunities to serve our members through this type of program. Because of our industry expertise and insight on best demonstrated practices, we have a unique understanding of the data required to drive performance improvement. Our software-based programs provide members hosted, Web-based access to that data from their own institution (drawing from disparate source systems) in a new, more accessible, and more actionable way, and complement it with the insights of our traditional best practice research.

This unique marriage of intelligently designed, industry-specific business intelligence and software tools with research-proven best practices has proven to be particularly impactful, as members use analysis of their own data to pinpoint areas of opportunity and are then able to realize measurable gains through the programs' best practices. In addition, these tools harness the power of our extensive network by facilitating new modes of benchmarking across the membership. Further, their method of embedding best practice into daily workflow creates a "pull" dynamic, with increasing numbers of key players at member institutions actively seeking our resources as part of their regular work routine. This strengthens our relationships with members and provides tremendous opportunities to deliver value.

In fact, across these programs, members report tangible results in both financial metrics (including AR days, POS cash collections, bad debt, and supply costs) and operational metrics (including on-time starts, surgical suite utilization, turnover times, and lengths of stay), driving strong member attachment to the programs. For our part, we are excited about the expanded member engagement and impact these programs are creating. We are further encouraged by the new markets they open to us, higher price points they command, and their positive renewal profile, and, as such, we will continue to explore the strong opportunities these programs represent.

Executing on Our Growth Strategy

Some of our most noteworthy accomplishments of the year have been in the continued execution of our growth strategy, which we have pursued with vigor given our strong conviction in the significant opportunity ahead of us. Our strategy, which this past year included key investments in the scalability of our tools programs, sales and marketing innovation, and new product development efforts, has set us up for strong business performance, and we plan to continue the same dual-track approach of a sustained focus on cost discipline along with continued investment in the business for future growth.

As always, a key part of our growth strategy has been rolling out new products to our members. Across the past year, we announced four new program launches in two areas critical to member performance improvement: physician alignment and revenue cycle. In the current environment, these two areas are essential as hospitals seek to enhance the value of their health care services to the community while simultaneously improving margin management. Further, as health care continues to evolve and new delivery models develop, we anticipate that these areas will only become more complex and important to our members, who will increasingly seek to coordinate care, manage risk, and administer contracts across a broader spectrum of both hospital and physician services. While this evolution is challenging for our members, it also presents an extraordinary occasion for us to serve them in broader, deeper, and increasingly beneficial ways, and our launches this year capitalized on that opportunity.

On the physician alignment side of the equation, we launched both the Clinical Integration Initiative and the Southwind Practice Management Program. The Clinical Integration Initiative offers hospitals a comprehensive approach to evaluating and implementing models of clinical integration that meet the key requirements for a sustained collaboration with physicians to impact cost and quality metrics. We launched the Southwind Practice Management Program after acquiring Southwind Health Partners, a leading health care industry management and advisory firm focused on hospital-physician integration and physician practice management. These two launches complement each other, as well as our growing Crimson platform, and are already seeing strong market attachment.

Our other two launches this year augmented our robust revenue cycle portfolio with the aim of further taking advantage of the large revenue cycle market where hospitals are tapping solutions both to improve current financial performance and to drive strategic advantage in addressing payment reforms and mounting contracting complexity. The Payment Navigation Performance Program provides tools to accurately estimate a patient's financial responsibility prior to service, in order to maximize preregistration and point-of-service collections. The Payer Integrity Performance Program, based on a leading contract and payment management solution for hospitals and physician groups that we gained through our acquisition of Concuity, helps members hardwire best practice workflow intervention, advanced payment calculations, and sophisticated payer contract modeling to halt revenue leakage and ensure proper payment. All four launches are off to a strong start, and we are confident in their future success.

Our launches this year capitalize on both our collaborative new program development process and our Crimson track record of making sensible, opportunistic acquisitions and quickly integrating complementary products into our membership model in ways that provide meaningful value to our members. In the coming year, we will continue to target three to four new program launches, drawn from our new product pipeline of more than 25 new programs in development. As always, these new programs will leverage our strong reputation and our close relationships with the executives who derive substantial value from our ability to help them confront complex business problems.

Looking ahead, our robust new product development machine, strong balance sheet and cash flow, expanding addressable market, committed talent base, and unique business model position the company well for future growth, and we are squarely focused on building a scalable, high-growth company that provides world-class programs and services to our members.

> While health care's evolution is challenging for our members, it also presents an extraordinary occasion for us to serve them in broader, deeper, and increasingly beneficial ways, and our launches this year capitalized on that opportunity.

Delivering Solid Financial Results

Mirroring our success this year in driving member impact and executing on our growth strategy, our financial results are also on an exciting trajectory. Our plan over the last year of strong fiscal discipline coupled with a continued commitment to investing in growth is beginning to pay off, and it has put us in a good position as we look ahead.

In Fiscal 2010, a year that started in one of the toughest macroeconomic environments we have seen (both inside and outside of health care and education), we were able to achieve a strong institutional renewal rate of 89 percent and contract value growth of 13 percent. Our cash flow, which exceeded two times net income for the year, has allowed us to fund growth initiatives while maintaining a strong balance sheet with over $7 per share in cash and marketable securities, and no debt. This performance, in addition to further illustrating our solid and deepening member relationships, positions us very well for strong results as we enter Fiscal 2011.

I am pleased that looking ahead with the benefit of our model's strong visibility, we project growth rates in the mid-teens for the 2010 calendar year, along with strong earnings growth and margin expansion. Given the momentum in the business, we are positioned to move back to our traditional formula of consistent top-line growth and margin expansion with continued strong cash flow—an outstanding combination that allows us to deliver robust earnings while also investing in future growth.

Cultivating Our Talent Asset

None of our achievements this year would have been possible without the unwavering commitment of our 1,100 very talented employees. Their engagement, burning drive to execute at the highest standard, and remarkable expertise are critical to both our tremendous member impact and our prospects for future success.

Given the importance of talent to our business, attracting, developing, and retaining superior staff at all levels of the organization is consistently a top priority. Our employee base hails from the best undergraduate and graduate programs, consulting firms, and health care institutions in the world, and we continue our focus on nurturing this asset. Our exceptional culture, mission, and investment in engaging and developing our employees result in strong success in both recruitment and retention, and we remain an employer of choice for star talent in both the local and national job market. Further, our senior management is committed, extraordinarily innovative, and passionate about continuing to grow the business and contributing to the greater good.

Closing Thoughts

It is The Advisory Board Company's great privilege to work as a trusted partner with our members during these times of change, and it is my personal privilege to lead a team of extremely talented individuals who demonstrate unflagging commitment to advancing our mission. I am confident in our future prospects and our ability to truly effect positive change in the health care and education industries at this critical moment in history, and I close with my appreciation for your continued interest and support.



Robert Musslewhite
Chief Executive Officer

FISCAL YEAR 2010

FINANCIAL REVIEW



SELECTED FINANCIAL DATA

The Advisory Board Company and Subsidiaries

The following table sets forth selected financial and operating data. The selected financial data presented below as of March 31, 2006, 2007, 2008, 2009, and 2010 and for the five fiscal years in the period ended March 31, 2010 have been derived from our financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our Consolidated Financial Statements, the Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this Annual Report.

	Year Ended March 31,				
(In thousands except per share amounts)	2006	2007	2008	2009	**2010**
Statements of Income Data:					
Revenue	$165,049	$189,843	$218,971	$230,360	**$239,323**
Costs and expenses:					
Cost of services	70,959	90,129	102,291	116,556	**124,412**
Member relations and marketing	33,667	40,204	45,890	52,292	**53,928**
General and administrative	16,135	22,815	25,269	26,725	**32,133**
Depreciation and amortization	1,550	2,070	3,589	5,647	**6,391**
Write-off of capitalized software	—	—	—	—	**7,397**
Total costs and expenses	122,311	155,218	177,039	201,220	**224,261**
Income from operations	42,738	34,625	41,932	29,140	**15,062**
Other income, net	5,770	6,819	6,142	2,445	**2,340**
Income before income taxes	48,508	41,444	48,074	31,585	**17,402**
Provision for income taxes[1]	(22,866)	(14,049)	(16,012)	(10,117)	**(5,969)**
Net income	$ 25,642	$ 27,395	$ 32,062	$ 21,468	**$ 11,433**
Earnings per share:					
Net income per share—basic	$ 1.35	$ 1.46	$ 1.78	$ 1.31	**$ 0.74**
Net income per share—diluted	$ 1.29	$ 1.41	$ 1.72	$ 1.30	**$ 0.73**
Weighted average number of shares outstanding:					
Basic	18,979	18,714	17,999	16,441	**15,515**
Diluted	19,902	19,448	18,635	16,560	**16,692**

	Year Ended March 31,		
(In thousands except per share amounts) (Unaudited)	2008	2009	**2010**
Stock-based compensation expense included in Statements of Income:			
Costs and expenses:			
Cost of services	$ 4,558	$ 4,273	**$ 3,930**
Member relations and marketing	2,599	2,436	**2,248**
General and administrative	5,406	5,738	**5,974**
Total costs and expenses	12,563	12,447	**12,152**
Income from operations	(12,563)	(12,447)	**(12,152)**
Net income	$ (8,380)	$ (8,464)	**$ (7,984)**
Impact on earnings per share:			
Net income per share—diluted	$ (0.45)	$ (0.51)	**$ (0.51)**

(In thousands)	March 31, 2006	2007	2008	2009	**2010**
Balance Sheet Data:					
Cash and cash equivalents	$ 21,678	$ 13,195	$ 17,907	$ 23,746	**$ 61,238**
Marketable securities	146,822	146,168	132,158	70,103	**51,682**
Working capital (deficit)	(33,703)	(35,018)	(47,371)	(36,640)	**(22,027)**
Total assets	270,859	286,174	305,114	316,258	**386,772**
Deferred revenue	99,269	116,994	144,147	170,478	**208,402**
Total stockholders' equity	147,165	138,464	122,529	98,899	**111,815**

(Unaudited)	March 31, 2006	2007	2008	2009	**2010**
Other Operating Data:					
Membership programs offered	29	32	37	41	**45**
Total members	2,595	2,662	2,761	2,817	**2,985**
Member institution renewal rate[2]	90%	89%	90%	88%	**89%**
Contract value (in thousands)[3]	$170,510	$200,094	$230,806	$230,769	**$261,110**
Contract value per member[4]	$ 65,707	$ 75,167	$ 83,595	$ 81,920	**$ 87,474**

	Fiscal Year Ended March 31, 2006	2007	2008	2009	**2010**
Reconciliation of GAAP to adjusted results[5][6]:					
Income from operations as reported	$ 42,738	$ 34,625	$ 41,932	$ 29,140	**$ 15,062**
Write-off of capitalized software	—	—	—	—	**7,397**
Option cancellation charge	—	—	—	—	**1,937**
Concuity acquisition costs	—	—	—	—	**1,123**
Stock-based expenses[5]	(7,440)	—	—	—	—
Adjusted income from operations	35,298	34,625	41,932	29,140	**25,519**
Other income, net	5,770	6,819	6,142	2,445	**2,340**
Adjusted income before income taxes	41,068	41,444	48,074	31,585	**27,859**
Adjusted provision for income taxes[6]	(13,717)	(14,049)	(16,012)	(10,117)	**(9,555)**
Adjusted net income	$ 27,351	$ 27,395	$ 32,062	$ 21,468	**$ 18,304**
Adjusted earnings per share:					
Diluted	$ 1.37	$ 1.41	$ 1.72	$ 1.30	**$ 1.17**
Adjusted diluted weighted average common shares outstanding	19,902	19,448	18,635	16,560	**15,692**

(1) *The provision for income taxes in the fiscal year ended March 31, 2006 includes the effect of an income tax charge to earnings of $6.7 million to recognize the decrease in tax rates used to value our deferred tax assets associated with our certification as a Qualified High Technology Company ("QHTC") in Washington, D.C. under the New E-Conomy Transformation Act of 2000, as amended.*

(2) *The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions, or different affiliations of members that result in changes of control over individual institutions.*

(3) *The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.*

(4) *Total contract value divided by total members.*

(5) *Results for fiscal year 2006 are adjusted to include the share-based compensation expense that would have been recognized if the fair value based method accounting guidance for share-based payments had been in place, and to include income taxes at our effective tax rates, as discussed in note 6, below.*

(6) *Our reported effective tax rates for each of the five years in the period ended fiscal 2010 were 47.9%, 33.9%, 33.3%, 32.0%, and 34.3%, respectively. In February 2006, we received notification from the Office of Tax and Revenue of the District of Columbia that we had been certified effective January 1, 2004, as a QHTC. This certification has the effect of reducing our statutory income tax rate as well as providing other tax benefits. The adjusted provision for income taxes utilizes effective tax rates of 33.4%, 33.9%, 33.3%, 32.0% and 34.3% in each of fiscal 2005, 2006, 2007, 2008, and 2009, respectively, assuming we were a QHTC in each period presented, and excluding a charge in fiscal 2006 to our deferred tax asset arising from our QHTC status.*

STOCK PERFORMANCE GRAPH

The Advisory Board Company

The graph below compares the cumulative total stockholder return on our common stock during the five-year period from March 31, 2005 through March 31, 2010, with the cumulative total return on the Russell 2000 Index, the Nasdaq Composite Index, and the S&P 500 Index for the same period. The comparison assumes that $100 was invested on March 31, 2005 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our common stock.

Comparison of Cumulative Total Return Among The Advisory Board Company, the Russell 2000 Index, the S&P 500 Index, and the Nasdaq Composite Index

Comparison of Five-Year Cumulative Total Return, Assumes Initial Investment of $100


$160
$140
$120
$100
$80
$60
$40
$20
$0
3.31.2005
3.31.2006
3.31.2007
3.31.2008
3.31.2009
3.31.2010
The Advisory Board Company
Russell 2000 Index
S&P 500 Index
Nasdaq Composite Index

	The Advisory Board Company	Russell 2000 Index	S&P 500 Index	Nasdaq Composite Index
March 31, 2005	$100	$100	$100	$100
March 31, 2006	$128	$126	$112	$118
March 31, 2007	$116	$133	$125	$123
March 31, 2008	$126	$116	$119	$117
March 31, 2009	$38	$73	$73	$79
March 31, 2010	$72	$118	$110	$125

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Advisory Board Company and Subsidiaries

OVERVIEW

We provide best practices research and analysis, business intelligence and software tools, and installation support and management and advisory services to approximately 2,985 organizations including hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, universities, and other educational institutions. Members of each program typically are charged a fixed fee and have access to an integrated set of services that may include best practice research studies, executive education seminars, customized research briefs, web-based access to the program's content database, and software tools.

Our membership business model allows us to create value for our members by providing quality content on a broad set of relevant issues as well as proven solutions to common and complex problems. Our growth has been driven by strong renewal rates, ongoing addition of new memberships in our existing programs, acquisition activity, continued new program launches, and continued annual price increases. Our member institution renewal rate in each of the past three years was 90%, 88%, and 89% for fiscal years ended March 31, 2008, 2009, and 2010, respectively. We believe high renewal rates are a reflection of our members' recognition of the value they derive from participating in our programs. Our revenue grew 3.9% in fiscal 2010 over fiscal 2009 and grew 5.2% in fiscal 2009 over fiscal 2008. Our contract value increased 13.1% to $261.1 at March 31, 2010 when compared to March 31, 2009 and remained constant at March 31, 2009 when compared to March 31, 2008. We define contract value as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

Memberships in 35 of our programs are renewable at the end of their membership contract term, and contract terms generally run one, two, or three years. Our other ten programs provide installation support and management and advisory services. Memberships in these ten programs help members accelerate the adoption of best practices profiled in our research studies and are not individually renewable. As of March 31, 2010, approximately 89% of our contract value was renewable. In each of our programs, we generally invoice and collect fees in advance of accrual revenue.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, depreciation and amortization expenses, and the write-off of capitalized software in fiscal 2010. Cost of services represents the costs associated with the production and delivery of our products and services. Member relations and marketing expenses include the costs of acquiring new members and renewing existing members. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new program development, and other administrative functions. Depreciation and amortization expense includes the cost of depreciation of our property and equipment, amortization of costs associated with the development of software and tools that are offered as part of certain of our membership programs, and amortization of acquired developed technology. Write-off of capitalized software in fiscal 2010 includes the impairment charge taken to write-down internally developed capitalized software balances to their current fair value. Included in our operating costs for each year presented are stock-based compensation expenses and expenses representing additional payroll taxes for compensation expense as a result of the taxable income employees recognized upon the exercise of common stock options and the vesting of restricted stock units.

RESULTS OF OPERATIONS

The following table shows statements of income data expressed as a percentage of revenue for the periods indicated and a second table shows the stock-based compensation expense included in the statements of income data expressed as a percentage of revenue for the periods indicated:

	Year Ended March 31,		
	2008	2009	2010
Revenue	100.0%	100.0%	**100.0%**
Costs and expenses:			
Cost of services	46.7	50.6	**52.0**
Member relations and marketing	21.0	22.7	**22.5**
General and administrative	11.5	11.6	**13.4**
Depreciation and amortization	1.6	2.5	**2.7**
Write-off of capitalized software	—	—	**3.1**
Total costs and expenses	80.8	87.4	**93.7**
Income from operations	19.2	12.6	**6.3**
Other income, net	2.8	1.1	**1.0**
Income before provision for income taxes	22.0	13.7	**7.3**
Provision for income taxes	(7.3)	(4.4)	**(2.5)**
Net income	14.7%	9.3%	**4.8%**

	Year Ended March 31,		
	2008	2009	**2010**
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	2.1%	1.9%	**1.6%**
Member relations and marketing	1.2	1.1	**1.0**
General and administrative	2.5	2.5	**2.5**
Depreciation	—	—	**—**
Total costs and expenses	5.8	5.5	**5.1**
Net income	(3.8%)	(3.7%)	**(3.3%)**

FISCAL YEARS ENDED MARCH 31, 2008, 2009, AND 2010

Overview

Net income decreased 33.0% from $32.1 million in fiscal 2008 to $21.5 million in fiscal 2009 and decreased 46.7% to $11.4 million in fiscal 2010. The decrease in net income during fiscal 2009 was primarily due to lower revenue growth of 5%, compared to expense growth of 14% due to increases in costs to serve members, costs associated with the launch of new programs, and an increase in the number of new sales teams. The decrease in net income during fiscal 2010 was primarily due to two non-cash charges and acquisition-related costs incurred during fiscal 2010, netted by revenue growth of 3.9%. During fiscal 2010 certain members of senior management and the Board of Directors voluntarily surrendered for cancellation a total of 830,025 options that had exercise prices between $51.56 per share and $60.60 per share. This cancellation led to a nonrecurring non-cash charge during the year of $1.9 million. In addition, we recognized a $7.4 million non-cash charge during fiscal 2010 resulting from the write-off of capitalized software.

Revenue

Total revenue increased 5.2% from $219.0 million in fiscal 2008 to $230.4 million in fiscal 2009, and increased 3.9% to $239.3 million in fiscal 2010. Our contract value remained constant at $230.8 million from March 31, 2008 to March 31, 2009, and increased to $261.1 million as of March 31, 2010.

The increase in revenue in fiscal 2009 over fiscal 2008 was primarily due to cross-selling existing programs to existing members, the introduction and expansion of new programs, the acquisition of Crimson Software, Inc. ("Crimson"), and, to a lesser degree, the addition of new member organizations and price increases. The increase in revenue in fiscal 2010 over fiscal 2009 was primarily due to cross-selling existing programs to existing members, the introduction and expansion of new programs, the addition of new member organizations, the acquisition of Southwind Health Partners, L.L.C. and Southwind Navigator, LLC (together, "Southwind"), and, to a lesser degree, price increases.

We offered 37 membership programs as of March 31, 2008, 41 as of March 31, 2009, and 45 as of March 31, 2010. Our membership base consisted of 2,761 member institutions as of March 31, 2008, 2,817 member institutions as of March 31, 2009, and 2,985 member institutions as of March 31, 2010. Our average contract value per member was $83,595 for fiscal 2008, compared to $81,920 for fiscal 2009 and $87,474 for fiscal 2010.

Cost of services

Cost of services increased 14.0% from $102.3 million in fiscal 2008 to $116.6 million in fiscal 2009, and increased 6.7% to $124.4 million in fiscal 2010. As a percentage of revenue, cost of services was 46.7% for fiscal 2008, 50.6% for fiscal 2009, and 52.0% for fiscal 2010. The increase of $14.3 million for fiscal 2009 is primarily due to $7.7 million of personnel, meetings, and deliverable costs from the expansion of new programs, including Crimson, as well as expenses related to the development and expansion of our business intelligence and software tools. The increase of $7.8 million for fiscal 2010 was primarily due to $8.7 million of personnel, meetings, and deliverable costs from the expansion of new programs, including Southwind, offset by reductions in technology consultant fees associated with our business intelligence and software tools, as well as reductions in travel expense.

Member relations and marketing

Member relations and marketing expense increased 14.0% from $45.9 million in fiscal 2008 to $52.3 million in fiscal 2009, and increased 3.1% to $53.9 million in fiscal 2010. As a percentage of revenue, member relations and marketing expense in fiscal 2008, 2009, and 2010 was 21.0%, 22.7%, and 22.5%, respectively. The total dollar increases in member relations and marketing expense over each of the fiscal years were due to an increase in sales staff and related travel and other associated costs, as we had an average of 103, 112, and 116 new business development teams during fiscal 2008, 2009, and 2010, respectively, as well as an increase in member relations personnel and related costs required to serve the expanding membership base.

General and administrative

General and administrative expense increased 5.8% from $25.3 million in fiscal 2008 to $26.7 million in fiscal 2009, and 20.2% to $32.1 million in fiscal 2010. As a percentage of revenue, general and administrative expense in fiscal 2008, 2009, and 2010 was 11.5%, 11.6%, and 13.4%, respectively. The increase of $1.4 million in general and administrative expense for fiscal 2009 was primarily due to an increase in new product development costs, as well as increases in staffing in our recruiting, benefits, and training departments required to support our overall headcount growth. The increase of $5.4 million in general and administrative costs for fiscal 2010 was primarily due to $1.6 million in transaction costs relating to the fiscal 2010 acquisition of Southwind and the fiscal 2011 acquisition of Concuity Services, Inc. ("Concuity"), an accelerated stock-based compensation charge of $1.1 million in connection with the voluntary surrender of certain stock options (see Note 11, "Stock-based compensation" of our Consolidated Financial Statements), an increase in new product development costs, and to a lesser extent increases in information systems and finance staffing.

Depreciation and amortization

Depreciation expense increased from $3.6 million, or 1.6% of revenue, in fiscal 2008, to $5.6 million, or 2.5% of revenue, in fiscal 2009, and increased to $6.4 million, or 2.7% of revenue, in fiscal 2010. The increase in fiscal year 2009 was primarily due to increased amortization expense from developed capitalized internal-use software tools of $2.0 million, which includes acquired developed technology associated with the acquisition of Crimson of $0.9 million. The increase in fiscal year 2010 was primarily due to increased amortization expense from developed capitalized internal-use software tools of $0.4 million as well as increased depreciation expense related to the expansion of additional floors in our headquarters facility under the terms of our lease agreement.

Write-off of capitalized software

During fiscal 2010, we recognized an impairment charge on capitalized internally developed software assets of $7.4 million with no comparable expense in prior fiscal years.

Other income, net

Other income, net decreased from $6.1 million in fiscal 2008 to $2.4 million in fiscal 2009, and to $2.3 million in fiscal 2010. Other income, net consisted solely of interest income for fiscal 2008, and consisted of interest income and a foreign exchange rate loss in fiscal 2009, and consisted of interest income and a foreign exchange rate gain in 2010. Interest income decreased from $6.1 million in fiscal 2008 to $3.5 million in fiscal 2009, and to $2.3 million in fiscal 2010 due to lower interest rates and lower average invested cash balances resulting from the Crimson and Southwind acquisitions in fiscal 2009 and 2010, respectively. During fiscal 2009 and 2010, we recognized a foreign exchange loss of $1.1 million and a foreign exchange gain of $46,000, respectively, due to the effect of fluctuating currency rates on our receivable balances from international members. The effect of the movement in foreign exchange rates on our Consolidated Statements of Income statement was immaterial during fiscal 2008.

Provision for income taxes

Our provision for income taxes was $16.0 million, $10.1 million, and $6.0 million in fiscal 2008, 2009, and 2010, respectively. Our effective tax rate in fiscal 2008, 2009, and 2010 was 33.3%, 32.0%, and 34.3%, respectively. Our effective tax rate decreased in fiscal 2009 due to the positive effect on our effective tax rate of certain Washington, D.C. income tax credits, for which we qualify under the New E-conomy Transformation Act of 2000 (the "Act"), as our net income has decreased. The increase in our effective tax rate in fiscal 2010 is due primarily to an increase in our Washington, D.C. statutory income tax rate from 0% to 6% as of January 1, 2009 in accordance with the Act.

Stock-based compensation expense

We recognized the following stock-based compensation expense in the Consolidated Statements of Income line items for stock options and RSUs issued under our stock incentive plans and for shares issued under our employee stock purchase plan for the years ending March 31, 2008, 2009, and 2010 (in thousands except per share amounts):

	Year Ended March 31,		
(Unaudited)	2008	2009	**2010**
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 4,558	$ 4,273	**$ 3,930**
Member relations and marketing	2,599	2,436	**2,248**
General and administrative	5,406	5,738	**5,974**
Depreciation and amortization	—	—	**—**
Total costs and expenses	12,563	12,447	**12,152**
Income from operations	(12,563)	(12,447)	**(12,152)**
Net income	$ (8,380)	$ (8,464)	**$ (7,984)**
Impact on diluted earnings per share	$ (0.45)	$ (0.51)	**$ (0.51)**

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is below (in thousands):

	Year Ended March 31,		
(Unaudited)	2008	2009	**2010**
Stock-based compensation by award type:			
Stock options	$ 8,933	$ 7,209	**$ 6,287**
Restricted stock units	3,552	5,179	**5,857**
Employee stock purchase rights	78	59	**8**
Total stock-based compensation	$ 12,563	$ 12,447	**$ 12,152**

Included in stock-based compensation for the year ended March 31, 2010 are pre-tax charges relating to the acceleration of the remaining expense on cancelled stock option awards of approximately $0.7 million recorded in cost of services, $0.1 million recorded in member relations and marketing, and $1.1 million recorded in general and administrative expense.

As of March 31, 2010, $11.4 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.2 years.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities are our primary source of liquidity and we believe that existing cash, cash equivalents, and marketable securities balances and operating cash flows will be sufficient to support operating and capital expenditures, as well as share repurchases and potential acquisitions, during the next 12 months. We had cash, cash equivalents, and marketable securities balances of $93.8 million and $112.9 million as of March 31, 2009 and 2010, respectively. We expended $61.5 million and $4.0 million in cash to purchase shares of our common stock through our share repurchase program during the years ended March 31, 2009 and 2010, respectively. We have no long-term indebtedness.

Cash flows from operating activities

The combination of revenue growth, profitable operations, and payment for memberships in advance of accrual revenue typically results in operating activities generating net positive cash flows on an annual basis. Net cash flows provided by operating activities were $60.3 million in fiscal 2008, $39.7 million in fiscal 2009, and $46.7 million in fiscal 2010. The decrease in net cash flows provided by operating activities in fiscal 2009 was primarily due to the decrease in net income during the same period. The increase in net cash flows provided by operating activities in fiscal 2010 was primarily due to acceleration in contract value and deferred revenue growth, as well as the impact of the write-off of capitalized software of $7.4 million and the $1.9 million non-cash charge associated with the cancellation of certain stock options.

Cash flows from investing activities

Our cash management and investment strategy and capital expenditure programs affect investing cash flows. Net cash flows provided by investing activities were $7.7 million and $27.4 million in fiscal 2008 and 2009, respectively. Net cash flows used in investing activities were $4.3 million in fiscal 2010.

In fiscal 2008, investing activities provided $7.7 million in cash, primarily from the net proceeds on the redemption of marketable securities of $17.2 million, which was primarily used to fund our share repurchase program. This amount was partially offset by capital expenditures of $9.6 million, which included $1.9 million in purchases of property and equipment related primarily to the scheduled expansion of our headquarters facility and $5.9 million of capitalized software development costs related to our newer research programs that include web-based business intelligence tools.

In fiscal 2009, investing activities provided $27.4 million in cash, primarily from the net proceeds on the redemption of marketable securities of $61.0 million, which was primarily used to fund our share repurchase program and our acquisition of Crimson for $18.6 million, net of cash received. This amount was partially offset by capital expenditures of $15.0 million, which included $3.8 million in purchases of property and equipment related primarily to the scheduled expansion of our headquarters facility and $9.7 million of capitalized software development costs related to our newer research programs that include web-based business intelligence tools.

In fiscal 2010, investing activities used $4.3 million in cash, primarily consisting of $13.6 million used in our acquisition of Southwind and resulting escrow and a $5 million investment, partially offset by the net proceeds on the redemption and sales of marketable securities of $16.9 million. Capital expenditures during fiscal 2010 were $2.5 million.

Cash flows from financing activities

We used net cash flows in financing activities of $63.3 million, $61.3 million, and $4.9 million in fiscal 2008, 2009, and 2010, respectively. In fiscal 2008, 2009, and 2010, we received approximately $17.6 million, $0.4 million, and $0.2 million, respectively, from the exercise of stock options. Also in fiscal 2008, 2009, and 2010, we received approximately $0.4 million, $0.3 million, and $0.1 million, respectively, in proceeds from the issuance of common stock under our employee stock purchase plan. We repurchased 1,536,095 shares, 2,051,225 shares, and 146,179 shares of our common stock at a total cost of approximately $86.5 million, $61.5 million, and $4.0 million in fiscal 2008, 2009, and 2010, respectively, pursuant to our share repurchase program. Also in fiscal 2008, 2009, and 2010, we had $0.8 million, $0.8 million, and $1.2 million in shares, respectively, withheld to satisfy minimum employee tax withholding for vested restricted stock units.

Credit facilities

In November 2006, we entered into a $20 million revolving credit facility with a commercial bank that can be used for working capital, share repurchases, or other general corporate purposes. Borrowings on the credit facility, if any, will be collateralized by certain of our marketable securities and will bear interest at an amount based on the published LIBOR rate. We are also required to maintain an interest coverage ratio for each of our fiscal years of not less than three to one. The credit facility renews automatically each year until 2011, and can be increased at our request by up to an additional $10 million per year up to $50 million in the aggregate. There have been no borrowings under the credit facility.

Contractual obligations

The following summarizes our contractual obligations as of March 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. These obligations relate primarily to our headquarters and other offices leases, which are more fully described in Note 15, "Commitments and contingencies" to our Consolidated Financial Statements, and payments related to our acquisition of Crimson, which are more fully described in Note 5, "Acquisitions" to our Consolidated Financial Statements.

	Payments due by Period				
(In thousands)	Total	<1 Year	1–3 Yrs	4–5 Yrs	>5 Yrs
Non-cancelable operating leases	$53,373	$6,575	$18,217	$11,156	$17,425
Milestone payments relating to acquisition of Crimson[1]	1,100	1,100	—	—	—

(1) In connection with the acquisition of Crimson, we are required to pay up to $3.4 million of additional cash payments that will become due and payable as certain milestones are met over the evaluation period beginning at the acquisition date through March 31, 2010. We paid $2.3 million in cash for achievement of some of these milestones in the fiscal years ended March 31, 2009 and 2010. As of March 31, 2010, the remaining balance of these cash payments was approximately $1.1 million.

Share repurchase

In April 2008, our Board of Directors authorized a $100 million increase in the repurchase of our common stock, which increased the total authorized repurchase amount to $350 million. No minimum number of shares has been fixed, and the share repurchase authorization has no expiration date. We intend to fund the share repurchases with cash on hand and with cash generated from operations. All repurchases to date have been made in the open market. As of March 31, 2010, the remaining authorized repurchase amount was $41.5 million.

Exercise of stock options and purchases under our employee stock purchase plan

Options granted to participants under our stock-based incentive compensation plans that were exercised to acquire shares in fiscal 2008, 2009, and 2010 generated cash of approximately $17.6 million, $0.4 million, and $0.2 million, respectively, from payment of option exercise prices. In addition, in fiscal 2008, 2009, and 2010 we generated cash of approximately $0.4 million, $0.3 million, and $0.1 million, respectively, in discounted stock purchases by participants under our employee stock purchase plan.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2010, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States ("U.S. GAAP"), with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. Certain of our accounting policies are particularly important to the presentation of our financial condition and results of operations and may require the application of significant judgment by our management. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members, and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see Note 3, "Summary of significant accounting policies" of our Consolidated Financial Statements. Our critical accounting policies are:

Revenue recognition

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. In many of our higher priced programs and membership agreements with terms that are greater than one year, fees may be billed on an installment basis. Members whose membership agreements are subject to the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

Revenue from renewable memberships and best practices installation support memberships is recognized ratably over the term of the related subscription agreement. Certain membership programs incorporate hosted business intelligence and software tools. In many of these agreements, members are charged set up fees in addition to subscription fees for access to the hosted web-based business intelligence tools and related membership services. Both set up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally one to three years. Upon launch of a new program that incorporates a business intelligence software tool, all program revenue is deferred until the tool is generally available for release to our membership, and then recognized ratably over the remainder of the contract term of each agreement. One of our programs includes delivered software tools together with implementation services, technical support, and related membership services. For these arrangements, we separate the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as services are performed using project hours as the basis to measure progress towards completion. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered. Multiple contracts with a single member are treated as separate arrangements for revenue recognition purposes.

We also perform professional services sold under separate agreements that include management and consulting services. We recognize professional services revenues on a time-and-materials basis as services are rendered.

Allowance for uncollectible revenue

Our ability to collect outstanding receivables from our members has an effect on our operating performance and cash flows. We maintain an allowance for uncollectible revenue as a reduction of revenue based on our ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, we examine our collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends.

Property and equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership programs, we provide software tools under a hosting arrangement where the software application resides on our service providers' hardware. The members do not take delivery of the software and only receive access to the business intelligence and software tools during the term of their membership agreement. Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as property and equipment because the developed software application resides on our service providers' hardware. Amortization for acquired developed software is included in the depreciation and amortization line item of our Consolidated Statements of Income. Acquired developed software is amortized over its estimated useful life of nine years based on the cash flow estimate used to determine the value of the intangible asset.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Business combinations

We record acquisitions using the purchase method of accounting. All of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration are recognized at their fair value on the acquisition date. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowance are recognized as a reduction or increase to expense or as a direct adjustment to additional paid-in capital as required. We capitalize any acquired in-process research and development as an intangible asset and amortize it over its estimated useful life. As a result of our adoption of the revised accounting guidance for business combinations as of the beginning of fiscal 2010, acquisition-related costs are now recorded as expenses in our Consolidated Financial Statements that would previously have been capitalized as a part of the purchase price pursuant to previous accounting rules.

Goodwill and other intangible assets

The excess cost of an acquisition over the fair value of the net assets acquired is recorded as goodwill. Goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment on an annual basis at March 31st, or more frequently if events or changes in circumstances indicate potential impairment. We have concluded that our reporting units that we use to assess goodwill impairment are the same as our operating segments. Finite-lived intangible assets are required to be amortized over their useful lives and are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Other intangible assets consist of capitalized software for sale and acquired intangibles. We capitalize consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. We determine that technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, we cease capitalizing costs and begin amortizing the intangible asset on a straight-line basis over its estimated useful life. The weighted average estimated useful life of capitalized software is five years. Other intangible assets include those assets that arise from business combinations consisting of developed technology, non-competes, trademarks, contracts, and customer relationships that are amortized, on a straight-line basis, over six months to ten years.

Recovery of long-lived assets (excluding goodwill)

We record our long-lived assets, such as property and equipment, at cost. We review the carrying value of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss, if any, is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. We consider expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. If we determine that an asset's carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. Although we believe that the carrying values of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and require adjustments to recorded asset balances.

Deferred incentive compensation and other charges

Direct incentive compensation to our employees related to the negotiation of new and renewal memberships, license fees to third party vendors for tools, data, and software incorporated in specific memberships that include business intelligence tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Income taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Stock-based compensation

We measure and recognize stock-based compensation cost based on the estimated fair values of the stock-based awards on the grant date. Stock-based compensation costs are recognized as an expense in the Consolidated Statements of Income over the vesting periods of the awards. We calculate the grant date estimated fair value of stock options using a Black-Scholes valuation model. Determining the estimated fair value of stock-based awards is subjective in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our shares, and forfeiture rates of the awards. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Our fair value estimates are based on assumptions we believe are reasonable but that are inherently uncertain. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant.

We also report the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in our Consolidated Statements of Cash Flows.

To the extent we change the terms of our employee stock-based compensation programs, experience market volatility in the pricing of our common stock that increases the implied volatility calculation, or refine different assumptions in future periods such as forfeiture rates that differ from our current estimates, amongst other potential factors, the stock-based compensation expense that we record in future periods and the tax benefits that we realize may differ significantly from what we have recorded in previous reporting periods.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 3, "Summary of significant accounting policies" of our Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents, and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include investments in highly liquid U.S. Treasury obligations with maturities of less than three months. As of March 31, 2010, our marketable securities consisted of $2.5 million in tax-exempt notes and bonds issued by the District of Columbia, $37.2 million in tax-exempt notes and bonds issued by various states, and $12.0 million in U.S. government agency securities. The weighted average maturity on all our marketable securities as of March 31, 2010 was approximately 3.4 years. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents, and marketable securities. Our portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. Due to the nature of our investments we have not prepared quantitative disclosure for interest rate sensitivity in accordance with Item 305 of Regulation S-K as we believe the effect of interest rate fluctuations would not be material.

With respect to recent global economic events, there is an unprecedented uncertainty in the financial markets, which could bring potential liquidity risks to us. Such risks could include additional declines in our stock value, less availability and higher costs of additional credit, potential counterparty defaults, and further commercial bank failures. We do not believe that the value or liquidity of its cash, cash equivalents, and marketable securities, as described above, have been significantly impacted by the recent credit crisis. In addition, we constantly monitor the credit worthiness of our members and we believe that our current group of members are sound and represent no abnormal business risk.

Foreign currency risk

Although it represents approximately 4% of our revenue, our international operations subject us to risks related to currency exchange fluctuations. Prices for our services sold to members located outside the United States are sometimes denominated in local currencies (primarily British Pound Sterling). As a consequence, increases in the U.S. dollar against local currencies in countries where we have members would result in a foreign exchange loss recognized by us. In 2008, 2009, and 2010, we recorded foreign currency exchange (losses)/gains of zero, ($1.1 million), and $46,000, respectively, which is included in other income, net in our Consolidated Statements of Income. A hypothetical 10% change in foreign currency exchange rates would not have a material impact on our financial position as of March 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010. Our audits also included the financial statement schedule of the Company for the years ended March 31, 2008, 2009, and 2010 as listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advisory Board Company and subsidiaries as of March 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Advisory Board Company's internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 14, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
June 14, 2010

CONSOLIDATED BALANCE SHEETS

The Advisory Board Company and Subsidiaries

(In thousands, except share and per share amounts)	March 31, 2009	March 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 23,746	**$ 61,238**
Marketable securities	8,385	**10,422**
Membership fees receivable, net	116,739	**143,453**
Prepaid expenses and other current assets	5,113	**3,326**
Deferred income taxes, net	3,083	**5,629**
Total current assets	157,066	**224,068**
Property and equipment, net	34,156	**22,183**
Intangible assets, net	4,463	**9,161**
Restricted cash	—	**2,500**
Goodwill	24,563	**37,255**
Deferred incentive compensation and other charges	26,737	**37,563**
Deferred income taxes, net of current portion	7,555	**7,782**
Other non-current assets	—	**5,000**
Marketable securities	61,718	**41,260**
Total assets	$ 316,258	**$ 386,772**
Liabilities and Stockholders' Equity		
Current liabilities:		
Deferred revenue	$ 150,609	**$ 182,689**
Accounts payable and accrued liabilities	35,777	**51,254**
Accrued incentive compensation	7,320	**12,152**
Total current liabilities	193,706	**246,095**
Long-term deferred revenue	19,869	**25,713**
Other long-term liabilities	3,784	**3,149**
Total liabilities	217,359	**274,957**
Stockholders' equity:		
Preferred stock, par value $0.01; 5,000,000 shares authorized, zero shares issued and outstanding	—	**—**
Common stock, par value $0.01; 90,000,000 shares authorized, 21,744,456 and 21,836,893 shares issued as of March 31, 2009 and 2010, respectively, and 15,558,894 and 15,505,152 shares outstanding as of March 31, 2009 and 2010, respectively	217	**218**
Additional paid-in capital	233,794	**239,548**
Retained earnings	134,492	**145,925**
Accumulated elements of other comprehensive income	1,307	**1,034**
Treasury stock, at cost 6,185,562 and 6,331,741 shares as of March 31, 2009 and 2010, respectively	(270,911)	**(274,910)**
Total stockholders' equity	98,899	**111,815**
Total liabilities and stockholders' equity	$ 316,258	**$ 386,772**

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

The Advisory Board Company and Subsidiaries

(In thousands, except per share amounts)	Year Ended March 31,		
	2008	2009	**2010**
Revenue	$218,971	$230,360	**$239,323**
Costs and expenses:			
Cost of services	102,291	116,556	**124,412**
Member relations and marketing	45,890	52,292	**53,928**
General and administrative	25,269	26,725	**32,133**
Depreciation and amortization	3,589	5,647	**6,391**
Write-off of capitalized software	—	—	**7,397**
Income from operations	41,932	29,140	**15,062**
Other income, net	6,142	2,445	**2,340**
Income before provision for income taxes	48,074	31,585	**17,402**
Provision for income taxes	(16,012)	(10,117)	**(5,969)**
Net income	$ 32,062	$ 21,468	**$ 11,433**
Earnings per share:			
Net income per share—basic	$ 1.78	$ 1.31	**$ 0.74**
Net income per share—diluted	$ 1.72	$ 1.30	**$ 0.73**
Weighted average number of shares outstanding:			
Basic	17,999	16,441	**15,515**
Diluted	18,635	16,560	**15,692**

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	Common Shares		Additional Paid-in	Retained	Accumulated Elements of Other Comprehensive	Treasury		Annual Comprehensive
	Stock	Amount	Capital	Earnings	Income (Loss)	Stock	Total	Income
Balance as of March 31, 2007	18,227,726	208	$181,380	$ 80,962	$(1,156)	$(122,930)	$138,464	$28,857
Proceeds from exercise of stock options	650,991	7	17,637	—	—	—	17,644	—
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	42,018	—	(797)	—	—	—	(797)	—
Excess tax benefits from stock-based awards	—	—	5,940	—	—	—	5,940	—
Proceeds from issuance of common stock under employee stock purchase plan	8,986	—	447	—	—	—	447	—
Stock-based compensation expense	—	—	12,563	—	—	—	12,563	—
Purchases of treasury stock	(1,536,095)	—	—	—	—	(86,490)	(86,490)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of $1,452	—	—	—	—	2,696	—	2,696	2,696
Net income	—	—	—	32,062	—	—	32,062	32,062
Balance as of March 31, 2008	17,393,626	215	217,170	113,024	1,540	(209,420)	122,529	34,758
Acquisition of Crimson Software, Inc.	102,984	1	4,724	—	—	—	4,725	—
Proceeds from exercise of stock options	18,625	—	420	—	—	—	420	—
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	80,070	1	(825)	—	—	—	(824)	—
Deficient tax benefits from stock-based awards	—	—	(479)	—	—	—	(479)	—
Proceeds from issuance of common stock under employee stock purchase plan	14,844	—	337	—	—	—	337	—
Stock-based compensation expense	—	—	12,447	—	—	—	12,447	—
Purchases of treasury stock	(2,051,255)	—	—	—	—	(61,491)	(61,491)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($125)	—	—	—	—	(233)	—	(233)	(233)
Net income	—	—	—	21,468	—	—	21,468	21,468
Balance as of March 31, 2009	15,558,894	217	$233,794	$134,492	$ 1,307	$(270,911)	$ 98,899	$21,235
Proceeds from exercise of stock options	11,500	—	214	—	—	—	214	—
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	75,364	1	(1,249)	—	—	—	(1,248)	—
Deficient tax benefits from stock-based awards	—	—	(811)	—	—	—	(811)	—
Proceeds from issuance of common stock under employee stock purchase plan	5,573	—	148	—	—	—	148	—
Stock-based compensation expense	—	—	12,152	—	—	—	12,152	—
Purchases of treasury stock	(146,179)	—	—	—	—	(3,999)	(3,999)	—
Reversal of deferred tax asset for option cancellation	—	—	(4,700)	—	—	—	(4,700)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($94)	—	—	—	—	(273)	—	(273)	(273)
Net income	—	—	—	11,433	—	—	11,433	11,433
Balance as of March 31, 2010	**15,505,152**	**218**	**$239,548**	**$145,925**	**$ 1,034**	**$(274,910)**	**$111,815**	**$11,160**

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Advisory Board Company and Subsidiaries

(In thousands)	Year Ended March 31,		
	2008	2009	**2010**
Cash flows from operating activities:			
Net income	$ 32,062	$ 21,468	**$ 11,433**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,589	5,647	**6,391**
Write-off of capitalized software	—	—	**7,397**
Amortization of intangible assets	253	980	**1,644**
Deferred income taxes	14,913	3,635	**(8,136)**
Excess tax benefits from stock-based awards	(5,940)	(291)	**—**
Stock-based compensation expense	12,563	12,447	**12,152**
Amortization of marketable securities premiums	957	681	**633**
Changes in operating assets and liabilities:			
Membership fees receivable	(23,867)	(25,485)	**(25,822)**
Prepaid expenses and other current assets	(737)	(1,381)	**1,799**
Deferred incentive compensation and other charges	(8,351)	(4,529)	**(10,826)**
Deferred revenues	27,153	22,410	**36,277**
Accounts payable and accrued liabilities	8,273	4,449	**9,532**
Accrued incentive compensation	(576)	(2,712)	**4,832**
Other long-term liabilities	25	2,372	**(635)**
Net cash provided by operating activities	60,317	39,691	**46,671**
Cash flows from investing activities:			
Purchases of property and equipment	(9,065)	(14,017)	**(1,802)**
Capitalized external use software development costs	(491)	(996)	**(742)**
Cash paid for acquisition, net of cash acquired	—	(18,592)	**(11,100)**
Cash paid for acquisition in escrow	—	—	**(2,500)**
Redemptions of marketable securities	91,805	88,054	**45,412**
Purchases of marketable securities	(74,598)	(27,033)	**(28,561)**
Other investing activities	—	—	**(5,000)**
Net cash provided by/(used in) investing activities	7,651	27,416	**(4,293)**
Cash flows from financing activities:			
Proceeds from issuance of common stock from exercise of stock options	17,644	420	**214**
Withholding of shares to satisfy minimum employee tax withholding for vested restricted stock units	(797)	(825)	**(1,249)**
Proceeds from issuance of common stock under employee stock purchase plan	447	337	**148**
Excess tax benefits from stock-based awards	5,940	291	**—**
Purchases of treasury stock	(86,490)	(61,491)	**(3,999)**
Net cash used in financing activities	(63,256)	(61,268)	**(4,886)**
Net increase in cash and cash equivalents	4,712	5,839	**37,492**
Cash and cash equivalents, beginning of period	13,195	17,907	**23,746**
Cash and cash equivalents, end of period	$ 17,907	$ 23,746	**$ 61,238**
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 1,480	$ 5,211	**$ 12,958**

The accompanying notes are an integral part of these consolidated statements.

NOTE 1. BUSINESS DESCRIPTION

The Advisory Board Company and its subsidiaries (the "Company") provide best practices research and analysis, business intelligence and software tools, and installation support and management and advisory services to hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, universities, and other educational institutions through discrete programs. Members of each program are typically charged a fixed annual fee and have access to an integrated set of services that may include best practice research studies, executive education seminars, customized research briefs, web-based access to the program's content database, and business intelligence and software tools.

NOTE 2. BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents and marketable securities

Included in cash equivalents are marketable securities that mature within three months of purchase. Investments with maturities of more than three months are classified as marketable securities. Current marketable securities have maturity dates within twelve months of the balance sheet date. As of March 31, 2009 and 2010, the Company's marketable securities consisted of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds. The Company's marketable securities, which are classified as available-for-sale, are carried at fair market value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of other comprehensive income, net of tax. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities.

Property and equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership programs, the Company provides software tools under a hosting arrangement where the software application resides on the Company's or its service providers' hardware. The members do not take delivery of the software and only receive access to the business intelligence and software tools during the term of their membership agreement. Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as property and equipment because the developed software application resides on the Company's or its service providers' hardware. Amortization for acquired developed software is included in the depreciation and amortization line item of the Company's Consolidated Statements of Income. Acquired developed software is amortized over its estimated useful life of nine years based on the cash flow estimate used to determine the value of the intangible asset.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Business combinations

The Company records acquisitions using the purchase method of accounting. All of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration are recognized at their fair value on the acquisition date. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowance are recognized as a reduction or increase to expense or as a direct adjustment to additional paid-in capital as required. Any acquired in-process research and development is capitalized as an intangible asset and amortized it over its estimated useful life. On April 1, 2009, the Company adopted accounting guidance for business combinations that was intended to simplify existing guidance and converge rulemaking between accounting principles generally accepted in the United States ("U.S. GAAP") and international accounting standards. As a result of the adoption, acquisition-related costs are now recorded as expenses in the Consolidated Financial Statements that would previously have been capitalized as a part of the purchase price.

Goodwill and other intangible assets

The excess cost of an acquisition over the fair value of the net assets acquired is recorded as goodwill. The Company's goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment on an annual basis at March 31st, or more frequently if events or changes in circumstances indicate potential impairment. The Company has concluded that its reporting units used to assess goodwill impairment are the same as its operating segments. Finite-lived intangible assets are required to be amortized over their useful lives and are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Other intangible assets consist of capitalized software for sale and acquired intangibles. The Company capitalizes consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. The Company determines that technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, the Company ceases capitalizing costs and begins amortizing the intangible asset on a straight-line basis over its estimated useful life. The weighted average estimated useful life of capitalized software is five years. Other intangible assets include those assets that arise from business combinations consisting of developed technology, non-competes, trademarks, contracts, and customer relationships that are amortized, on a straight-line basis, over six months to ten years.

Recovery of long-lived assets (excluding goodwill)

The Company records long-lived assets, such as property and equipment, at cost. The carrying value of long-lived assets is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. If it is determined that an asset's carrying value is impaired, a write-down of the carrying value of the identified asset will be recorded as an operating expense on the Consolidated Statements of Income in the period in which the determination is made.

Revenue recognition

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. In many of the Company's higher priced programs and membership agreements with terms that are greater than one year, fees may be billed on an installment basis. Members whose membership agreements are subject to the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

Revenue from renewable memberships and best practices installation support memberships is recognized ratably over the term of the related subscription agreement. Certain membership programs incorporate hosted business intelligence and software tools. In many of these agreements, members are charged set up fees in addition to subscription fees for access to the hosted web-based business intelligence tools and related membership services. Both set up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally one to three years. Upon launch of a new program that incorporates a business intelligence software tool, all program revenue is deferred until the tool is generally available for release to the Company's membership, and then recognized ratably over the remainder of the contract term of each agreement. One of the Company's programs includes delivered software tools together with implementation services, technical support, and related membership services. For these arrangements, the Company separates the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as services are performed using project hours as the basis to measure progress towards completion. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered. Multiple contracts with a single member are treated as separate arrangements for revenue recognition purposes.

The Company also performs professional services sold under separate agreements that include management and consulting services. The Company recognizes professional services revenues on a time-and-materials basis as services are rendered.

Allowance for uncollectible revenue

The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends.

Deferred incentive compensation and other charges

Direct incentive compensation to employees related to the negotiation of new and renewal memberships, license fees to third party vendors for tools, data, and software incorporated in specific memberships that include business intelligence tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares increased by the dilutive effects of potential common shares outstanding during the period. The number of potential common shares outstanding is determined in accordance with the treasury stock method, using the Company's prevailing tax rates. Certain potential common share equivalents were not included in computation because their effect was anti-dilutive. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended March 31,		
	2008	2009	**2010**
Basic weighted average common shares outstanding	17,999	16,441	**15,515**
Dilutive impact of stock options	584	94	**101**
Dilutive impact of restricted stock units	52	25	**76**
Diluted weighted average common shares outstanding	18,635	16,560	**15,692**

The following potential common share equivalents were not included in calculating diluted net income per share because their effect was anti-dilutive (in thousands):

	Year Ended March 31,		
	2008	2009	**2010**
Anti-dilutive weighted average common shares	854	2,920	**1,753**

Concentrations of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and membership fees receivable. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents, and marketable securities. The credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company's membership base, and the Company establishes allowances for potential credit losses. No one member accounted for more than 2% of revenue for any period presented.

For each of the fiscal years ended March 31, 2008, 2009, and 2010, the Company generated approximately 4% of revenue from members outside the United States. The Company's limited international operations subject the Company to risks related to currency exchange fluctuations. Prices for the Company's services sold to members located outside the United States are sometimes denominated in local currencies. As a consequence, increases in the U.S. dollar against local currencies in countries where the Company has members would result in a foreign exchange loss recognized by the Company.

Other income, net

Other income, net for the year ended March 31, 2008 consists only of interest income earned from the Company's marketable securities. Other income, net for the year ended March 31, 2009 includes $3.5 million of interest income earned from the Company's marketable securities and $1.1 million of losses on foreign exchange rates. Other income, net for the year ended March 31, 2010 includes $2.3 million of interest income earned from the Company's marketable securities and a $46,000 gain on foreign exchange rates.

Income taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Fair value of financial instruments

The fair value of the Company's marketable securities consisting of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds are classified as available-for-sale and are carried at fair market value based on quoted market prices.

Segment reporting

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company contains two operating segments as of March 31, 2010. Both segments have similar economic characteristics, provide similar products and services sold to the same or very similar customers, and have similar sales and distribution procedures. Consequently, the Company has one reportable segment for financial statement purposes.

Research and development costs

Costs related to the research and development of new programs are expensed when incurred. Research and development costs were immaterial for the fiscal years presented.

Stock-based compensation

The Company has several stock-based compensation plans which are described more fully in Note 11, "Stock-based compensation." These plans provide for the granting of stock options and restricted stock units ("RSUs") to employees and non-employee members of the Company's Board of Directors. Stock-based compensation cost is measured at the grant date of the stock-based awards based on their fair values, and is recognized as an expense in the Consolidated Statements of Income over the vesting periods of the awards. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant. The Company calculates the grant date estimated fair value of stock options using a Black-Scholes valuation model. Forfeitures are estimated based on historical experience at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain.

Use of estimates in preparation of consolidated financial statements

The Company's Consolidated Financial Statements are prepared in accordance with U.S. GAAP. These accounting principles require the Company to make certain estimates, judgments, and assumptions. For cases where the Company is required to make certain estimates, judgments, and assumptions, the Company believes that the estimates, judgments, and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments, and assumptions are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements will be affected. The Company's estimates, judgments, and assumptions may include: estimates of bad debt reserves, estimates to establish employee bonus and commission accruals, estimating useful lives of acquired or internally developed intangible assets, estimating the fair value of goodwill and intangibles and evaluating impairment, determining when investment impairments are other-than-temporary, estimates in stock-based compensation forfeiture rates, and estimating the potential outcome of future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Recent accounting pronouncements

Recently adopted

In September 2006, the Financial Accounting Standards Board ("FASB") issued guidance defining fair value, establishing a framework for measuring fair value in accordance with GAAP, and expanding disclosure requirements about fair value measurements. Guidance was provided about how to measure fair value on both financial and non-financial assets and liabilities by providing a fair value hierarchy used to classify the source of the information. The Company previously adopted the guidance for financial assets and liabilities on April 1, 2008 and the adoption did not impact the Company's financial position or results of operations. On April 1, 2009, the Company adopted the guidance for non-financial assets and liabilities and the adoption did not impact the Company's financial position or results of operations.

In December 2007, the FASB issued guidance for business combinations which retains the purchase method of accounting for acquisitions and requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting and changes in the recognition of assets acquired and liabilities assumed arising from contingencies. The new guidance also requires the capitalization of in-process research and development at fair value and the expensing of acquisition-related costs as incurred. The Company adopted this new guidance beginning on April 1, 2009 and has applied it prospectively to business combinations completed on or after that date. In addition, the FASB provided additional guidance related to acquired intangible assets applied prospectively only to intangible assets acquired after the effective date. A discussion of the more significant items involving this guidance that could materially affect the Consolidated Financial Statements and the accounting policy for these items is included in the discussion of "Summary of significant accounting policies—Business combinations" above.

In June 2008, the FASB issued guidance providing that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the computation of both basic and diluted earnings per share. All prior year earnings per share data presented is required to be adjusted retrospectively. The Company adopted this guidance on April 1, 2009 and the implementation of this standard did not impact the Company's financial position or results of operations since the Company's stock-based awards do not contain non-forfeitable rights to dividends or dividend equivalents.

In April 2009, the FASB issued requirements for fair value disclosures for financial instruments that are not reflected in the consolidated balance sheets at fair value. Prior to the issuance of this guidance, the fair values of those assets and liabilities were only disclosed annually. In response to the new guidance, the Company discloses this information on a quarterly basis, providing the method and significant assumptions used to estimate the fair value of financial instruments.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification"), which established the Codification as the sole source of authoritative GAAP. The adoption of the Codification did not impact the Company's financial position or results of operations. Based on the Company's adoption of the Codification, all references to U.S. GAAP have been removed and replaced with plain English explanations.

Accounting pronouncements not yet adopted

In October 2009, the FASB amended the accounting standards for revenue recognition with multiple elements. The amended guidance allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence or third party evidence is unavailable. Additionally, it eliminates the residual method of revenue recognition in accounting for multiple element arrangements and expands the disclosure requirements for revenue recognition. The guidance is effective for fiscal years beginning on or after June 15, 2010, and early adoption is permitted. This guidance will be effective for the Company beginning April 1, 2011, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its consolidated financial statements.

In October 2009, the FASB amended the accounting standards for revenue arrangements with software elements. The amended guidance modifies the scope of the software revenue recognition guidance to exclude tangible products that contain both software and non-software components that function together to deliver the product's essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010, and early adoption is permitted. This guidance must be adopted in the same period an entity adopts the amended revenue arrangements with multiple elements guidance described above.

In January 2010, the FASB amended the accounting standards for fair value measurement and disclosures. The amended guidance requires disclosures regarding the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers. It also requires separate presentation of purchases, sales, issuances, and settlements of Level 3 fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the additional Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010. The guidance affecting Level 1 and Level 2 fair value measurements was adopted on January 1, 2010 and did not impact the Company's financial position or results of operations. The guidance regarding Level 3 disclosures will be effective for the Company beginning April 1, 2010. The Company is evaluating the guidance regarding the additional disclosures and does not believe that this guidance will have a significant impact on the Company's financial position or results of operations.

NOTE 4. MARKETABLE SECURITIES

The aggregate value, amortized cost, gross unrealized gains, and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of March 31, 2010			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$ 11,956	$11,630	$ 326	$ —
Washington, D.C. tax exempt obligations	2,521	2,506	15	—
Tax exempt obligations of other states	37,205	35,902	1,485	182
	$ 51,682	$50,038	$1,826	$182

	As of March 31, 2009			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$ 30,153	$29,525	$ 666	$ 38
Washington, D.C. tax exempt obligations	3,618	3,549	69	—
Tax exempt obligations of other states	36,332	35,010	1,322	—
	$ 70,103	$68,084	$2,057	$ 38

The following table summarizes marketable securities maturities (in thousands):

	As of March 31, 2010	
	Fair Market Value	Amortized Cost
Matures in less than 1 year	$10,421	$10,318
Matures after 1 year through 5 years	27,463	25,899
Matures after 5 years through 10 years	13,798	13,821
	$51,682	$50,038

The weighted average maturity on all marketable securities held by the Company as of March 31, 2010 was approximately 3.4 years. Pre-tax net unrealized gains on the Company's investments of $1.6 million as indicated above were caused by the decrease in market interest rates compared to the average interest rate of the Company's marketable securities portfolio. Of this amount, $0.1 million is related to investments that mature before March 31, 2011. The Company purchased certain of its investments at a premium or discount to their relative fair values, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government or otherwise fully insured. The Company has reflected the net unrealized gains and losses, net of tax, in accumulated other comprehensive income in the Consolidated Balance Sheets. The Company uses the specific identification method to determine the cost of marketable securities that are sold.

NOTE 5. ACQUISITIONS

Southwind

On December 31, 2009, the Company acquired substantially all of the assets of Southwind Health Partners, L.L.C. and Southwind Navigator, LLC (together, "Southwind"), a leading health care industry management and advisory firm focused on hospital-physician integration and physician practice management. The Company acquired Southwind to expand its product offerings and assist members with physician alignment and management needs by broadening its services offerings to include in-depth management and advisory services. The $16.9 million total purchase price consisted of $11.1 million of cash paid to the Southwind equity holders, net of $0.2 million in cash acquired, and the fair value of estimated additional contingent payments of $5.6 million recorded as a liability as of March 31, 2010. These additional contingent payments will become due and payable to Southwind's former owners if certain milestones are met over the evaluation periods beginning at the acquisition date extending through December 31, 2014. A portion of the $5.6 million contingent payments is payable in shares of the Company's common stock. As of March 31, 2010, no changes to the fair value of these contingent payments have been recognized. Any adjustments made to the fair value, if any, would be recorded in the Company's Consolidated Statements of Income. An escrow account containing $2.5 million in restricted cash was established as part of the acquisition in order to cover a portion of these contingent payments.

The total purchase price was preliminarily allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of December 31, 2009. The Company's fair value of identifiable tangible and intangible assets was based, in part, on a valuation completed by an independent valuation firm using an income approach from a market participant perspective, and estimates and assumptions provided by management. Of the total estimated purchase price, $2.3 million was allocated to acquired assets, $1.9 million was allocated to assumed liabilities, and $5.6 million was allocated to intangible assets which consist of the value assigned to customer related intangibles of $5.5 million, primarily customer relationships and trademarks, and employee related intangibles of $0.1 million. The acquired customer and employee related intangibles have estimated lives ranging from six months to nine years based on the cash flow estimates used to create the valuation models of each identifiable asset with a weighted average amortization period of 7.2 years. Approximately $10.9 million was allocated to goodwill which represents synergistic benefits expected to be generated from scaling Southwind's offerings across the Company's large membership base. Goodwill is deductible for tax purposes.

Acquisition related transaction costs of $0.5 million, including actual and estimated legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying Consolidated Statements of Income for the year ended March 31, 2010. The financial results of Southwind are included in the Company's Consolidated Financial Statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

Crimson

Effective April 30, 2008, the Company completed its acquisition of Crimson Software, Inc ("Crimson"), whereby the Company acquired all of the issued and outstanding capital stock of Crimson for approximately $19.0 million in cash and 103,000 shares of the Company's common stock, valued at approximately $4.7 million. Crimson was a provider of hosted data, analytics, and business intelligence software to hospitals, health systems and physician clinics. The acquisition pairs the Company's best practices research and process insights with Crimson's business intelligence tools to enable the Company's members to improve clinical resource utilization and outcomes in a health care market that is increasingly focused on value-based purchasing, pay-for-performance, and enhanced physician management.

The purchase price for the Crimson acquisition included an additional $0.1 million for a post-closing purchase price adjustment; up to $3.4 million of additional cash payments due and payable if certain milestones were met over the evaluation periods beginning at the acquisition date through March 31, 2010; and $0.2 million of acquisition related transaction costs including legal, accounting, and other professional fees directly related to the acquisition. The additional payments subject to milestones were estimated by management and a portion was deemed probable of payment. The Company paid $2.3 million in cash for achievement of some of these milestones in the year ended March 31, 2009. As of March 31, 2010, the remaining balance of these cash payments was approximately $1.1 million. In accordance with the agreement, 51,492 shares were released in December 2008 from the escrow account established to satisfy any post-closing indemnification obligations of the Crimson stockholders. The remaining shares of the Company's common stock held in escrow were released in June and December 2009. The $4.7 million of common stock issued is a non-cash investing and financing activity. As of March 31, 2010, the total purchase price was valued at approximately $27.4 million. Crimson physician management subscription agreements include business intelligence tools which are hosted on the Company's servers and related revenue is recognized ratably over the term of the agreement. The Company has included the results of operations of Crimson from the effective date of the acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

The total purchase price is composed of the following (in thousands):

Cash originally paid to Crimson stockholders	$19,000
Shares issued	4,725
Post-closing purchase price adjustment	97
Acquisition related transaction costs	188
Additional cash payments to Crimson stockholders	3,395
Total purchase price	$27,405

Purchase price allocation

The total purchase price was allocated to Crimson's tangible and separately identifiable intangible assets acquired and liabilities assumed based on management's estimate of their fair values as of April 30, 2008. The total purchase price was allocated as set forth below (in thousands):

Current assets	$10,142
Fixed assets	36
Acquired developed technology	2,856
Customer related intangible assets	3,199
Goodwill	19,324
Deferred tax liability	(4,017)
Current liabilities	(215)
Deferred revenue	(3,920)
Total purchase price	$27,405

The Company's fair value of identifiable intangible assets was based, in part, on a valuation completed by an independent valuation firm using an income approach from a market participant perspective, and estimates and assumptions provided by management. The acquired developed technology and customer related intangible asset have estimated lives of nine years and six years, respectively, which is consistent with the cash flow estimates used to create the valuation models of each identifiable asset. Consistent with the Company's classification of similar assets, the acquired developed technology is included in property and equipment, net, and the customer related intangible is included in intangible assets, net on the Consolidated Balance Sheets. The excess of the purchase price over the net tangible and identifiable intangible assets has been recorded as goodwill and is not deductible for tax purposes.

NOTE 6. OTHER NON-CURRENT ASSETS

In June 2009, the Company invested in the convertible preferred stock of a private company that provides technology tools and support services to health care providers. In addition, the Company entered into a licensing agreement with that company. The convertible preferred stock investment is recorded at cost, and the carrying amount of this investment as of March 31, 2010 is $5.0 million and is included in other non-current assets on the Company's Consolidated Balance Sheets. The convertible preferred stock carries a dividend rate of 8% that is payable if and when declared by its board of directors. This investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of this asset may not be recoverable. The Company believes that no such impairment indicators existed during the year ended March 31, 2010.

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain of its membership programs, the Company provides software tools under hosting arrangements where the software application resides on the Company's or its service providers' hardware. The members do not take delivery of the software and only receive access to the software tools during the term of their membership agreement. Software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage direct consulting costs and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as property and equipment because the developed software application resides on the Company's or its service providers' hardware. Amortization for acquired developed software is included in depreciation and amortization on the Company's Consolidated Statements of Income. Acquired developed software is amortized over its estimated useful life of nine years based on the cash flow estimate used to determine the value of the asset. The amount of acquired developed software amortization included in depreciation and amortization for the years ended March 31, 2008, 2009, and 2010 was approximately $0 million, $0.3 million, and $0.3 million, respectively.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. There are no capitalized leases included in property and equipment for the periods presented. Property and equipment consists of the following (in thousands):

	As of March 31,	
	2009	**2010**
Leasehold improvements	$ 15,151	**$ 15,270**
Furniture, fixtures and equipment	16,199	**16,242**
Software	27,285	**19,865**
	58,635	**51,377**
Accumulated depreciation and amortization	(24,479)	**(29,194)**
Property and equipment, net	$ 34,156	**$ 22,183**

The Company evaluates its long-lived assets for impairment when changes in circumstances exist that suggests the carrying value of a long-lived asset may not be fully recoverable. If an indication of impairment exists, and the Company's net book value of the related assets is not fully recoverable based upon an analysis of its estimated undiscounted future cash flows, the assets are written down to their estimated fair value. At September 30, 2009, the Company concluded that certain capitalized software development costs were not fully recoverable. As a result, the Company recognized an impairment on capitalized software of $7.4 million. For further discussion of the impairment and the valuation method used, see Note 10, "Fair value measurements." The Company did not recognize any impairment losses on any of its long-lived assets during the years ended March 31, 2008 or 2009. In addition, the Company believes that no impairment indicators existed subsequent to September 30, 2009.

NOTE 8. GOODWILL AND OTHER INTANGIBLES

Included in the Company's goodwill and other intangibles balances are goodwill and acquired intangibles and internally developed capitalized software for sale. Goodwill is not amortized as it has an estimated infinite life. Goodwill is reviewed for impairment at least annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that no such impairment indicators existed during the years ended March 31, 2008, 2009, and 2010.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives which range from six months to ten years. As of March 31, 2010, the weighted average remaining useful life of acquired intangibles is approximately 6.7 years. As of March 31, 2010, the weighted average remaining useful life of internally developed intangibles is approximately 4.2 years.

The gross and net carrying balances and accumulated amortization of other intangibles are as follows (in thousands):

	As of March 31, 2009			**As of March 31, 2010**		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Other intangibles						
Internally developed intangible for sale:						
Capitalized software	$1,973	$ (231)	$1,742	**$ 2,715**	**$ (553)**	**$2,162**
Acquired intangibles:						
Developed software	738	(554)	184	**738**	**(723)**	**15**
Customer relationships	—	—	—	**3,600**	**(100)**	**3,500**
Trademarks	—	—	—	**1,500**	**(75)**	**1,425**
Non-compete agreements	—	—	—	**100**	**(25)**	**75**
Customer contracts	3,313	(776)	2,537	**3,713**	**(1,729)**	**1,984**
Total other intangibles	$6,024	$(1,561)	$4,463	**$12,366**	**$(3,205)**	**$9,161**

Amortization expense for other intangible assets for the fiscal years ending March 31, 2008, 2009, and 2010, recorded in cost of services on the accompanying Consolidated Statements of Income, was approximately $0.3 million, $1.0 million, and $1.6 million, respectively. The following approximates the anticipated aggregate amortization expense to be recorded in cost of services on the Consolidated Statements of Income for each of the following five fiscal years ended March 31, 2011 through 2015: $2.3 million, $1.4 million, $1.2 million, $1.2 million, and $0.9 million, respectively, and $2.2 million thereafter.

NOTE 9. MEMBERSHIP FEES RECEIVABLE

Membership fees receivable consist of the following (in thousands):

	As of March 31,	
	2009	**2010**
Billed fees receivable	$ 29,880	**$ 36,827**
Unbilled fees receivable	89,597	**110,238**
	119,477	**147,065**
Allowance for uncollectible revenue	(2,738)	**(3,612)**
Membership fees receivable, net	$116,739	**$143,453**

Billed fees receivable represent invoiced membership fees. Unbilled fees receivable represent fees due to be billed to members who have elected to pay on an installment basis and substantially all of the unbilled fees recorded are expected to be billed in the next twelve months.

NOTE 10. FAIR VALUE MEASUREMENTS

Financial instruments

The estimated fair values of financial instruments are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The Company's financial instruments consist primarily of cash, cash equivalents, and marketable securities. The following methods and assumptions are used to estimate the fair value of each class of financial instrument.

Cash and cash equivalents

This includes all cash and liquid investments with an original maturity of three months or less from the date acquired. The carrying amount approximates fair value because of the short maturity of these instruments. Cash equivalents consist of money market funds with original maturity dates of less than three months for which the fair value is based on quoted market prices. The majority of the Company's cash and cash equivalents are held at major commercial banks.

Restricted cash

This includes all cash and liquid investments held in escrow. The carrying amount approximates fair value because of the short maturity of these instruments. The Company's restricted cash is held at a major commercial bank.

Marketable securities

The Company's marketable securities, consisting of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds, are classified as available-for-sale and are carried at fair market value based on quoted market prices.

Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The valuation can be determined using widely accepted valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). As a basis for applying a market-based approach in fair value measurements, U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity, such as discounted cash flow methodologies.

The Company's population of financial assets and liabilities subject to fair value measurements on a recurring basis and the necessary disclosures are as follows (in thousands):

	Fair Value as of March 31, 2010	Fair Value Measurement as of March 31, 2010 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Financial assets				
Cash and cash equivalents[1]	$61,238	$61,238	$—	$—
Restricted cash[1]	2,500	2,500	—	—
Available-for-sale marketable securities[2]	51,682	51,682	—	—

(1) Fair value is based on quoted market prices.
(2) Fair value is determined using quoted market prices of identical assets. For further detail, see Note 4, "Marketable securities."

Non-financial assets and liabilities

Certain assets and liabilities are measured at fair value on a non-recurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At September 30, 2009, certain of the Company's capitalized software assets were measured and recorded at fair value due to circumstances that indicated that the carrying values of the assets were not fully recoverable. As a result, the Company recognized an impairment of approximately $7.4 million. The Company utilized the discounted cash flow method to determine the fair value of the capitalized software assets as of September 30, 2009. Cash flows were determined based on the Company's estimates of future operating results and discounted using an internal rate of return consistent with that used by the Company to evaluate cash flows of other assets of a similar nature. Due to the significant unobservable inputs inherent in discounted cash flow methodologies, this method is classified as Level 3 in the fair value hierarchy.

NOTE 11. STOCK-BASED COMPENSATION

Equity incentive plans

The Company issues awards, including stock options and restricted stock units ("RSUs"), under the Company's 2005 Stock Incentive Plan (the "2005 Plan"), the 2009 Stock Incentive Plan (the "2009 Plan"), and, through September 11, 2009, the Company's 2006 Stock Incentive Plan (the "2006 Plan"). Upon approval of the 2009 Plan by the Company's stockholders on September 11, 2009, the 2006 Plan was frozen with respect to new awards.

The aggregate number of shares of the Company's common stock available for issuance under the 2005 Plan may not exceed 1,600,000, plus the shares that remained available for issuance under the Company's 2001 Stock Incentive Plan (the "2001 Plan") as of November 15, 2005 and shares subject to outstanding awards under the 2001 Plan that, on or after such date, cease for any reason to be subject to such awards (other than reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares). Stock-based awards granted under the 2005 Plan have a seven year maximum contractual term. The aggregate number of shares of the Company's common stock available for issuance under the 2009 Plan may not exceed 1,055,000, plus the shares that remained available for issuance under the 2006 Plan as of June 26, 2009 and shares subject to outstanding awards under the 2006 Plan that, on or after such date, cease for any reason to be subject to such awards (other than reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares). Stock-based awards granted under the 2006 Plan and the 2009 Plan have a five year maximum contractual term. As of March 31, 2010, there were 654,289 shares available for issuance under the 2005 Plan and 1,253,327 shares available for issuance under the 2009 Plan.

The 2009 Plan and the 2005 Plan (the "Plans") are administered by the Compensation Committee of the Company's Board of Directors, which has the authority to determine which officers, directors, and employees are awarded options or share awards pursuant to the Plans and to determine the terms of the awards. Grants may consist of treasury shares or newly issued shares. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. The exercise price of a stock option or other equity-based award is equal to the closing price of the Company's common stock on the date of grant. The Company generally awards non-qualified options, but the Plans do allow for options to qualify as incentive stock options under Section 422 of the Internal Revenue Code. RSUs are equity settled stock-based compensation arrangements of a number of shares of the Company's common stock. Holders of options do not participate in dividends, if any, until after the exercise of the award. RSU holders do not participate in dividends, if any, nor do they have voting rights until the restrictions lapse.

Stock option activity
During the fiscal years ended March 31, 2008, 2009, and 2010, the Company granted 12,500, 437,911 and 950,050 stock options with a weighted average exercise price of $58.12, $44.64, and $19.04, respectively. The weighted average fair values of the stock option grants are listed in the valuation assumptions table of the "Black-Scholes stock option valuation model" discussion below. During the fiscal years ended March 31, 2008, 2009, and 2010, participants exercised 650,991, 18,625, and 11,500 options for a total intrinsic value of $19.5 million, $0.4 million, and $0.1 million, respectively. Intrinsic value is calculated as the number of shares exercised times the Company's stock price at exercise less the exercise price of the option.

In September 2009, certain members of the Company's senior management and Board of Directors voluntarily surrendered an aggregate of 830,025 stock options (both vested and unvested) having exercise prices between $51.56 per share and $60.60 per share. The individuals who surrendered options received nothing in return, and were promised nothing in return, such as future equity grants to replace the surrendered options. The Company does not plan to vary its equity grant practices as a result of this cancellation. The Company accelerated the remaining expense on these cancelled awards, which resulted in pre-tax charges of approximately $0.7 million recorded in cost of services, $0.1 million recorded in member relations and marketing, and $1.1 million recorded in general and administrative expense during the year ended March 31, 2010. This cancellation resulted in the reversal of $4.7 million of deferred tax assets that would no longer be realized. The reversal of these deferred tax assets resulted in a decrease to additional paid-in capital as the Company has a sufficient pool of excess tax benefits.

Restricted stock unit activity
During the fiscal years ended March 31, 2008, 2009, and 2010, the Company granted 3,200, 158,933, and 76,500 RSUs. The valuation of RSUs is determined as the fair market value of the underlying shares on the date of grant. The weighted average grant date fair value of RSUs granted for the fiscal years ended March 31, 2008, 2009, and 2010 was $51.77, $44.76, and $18.52, respectively. During the fiscal years ended March 31, 2008, 2009, and 2010, participants vested 71,577, 90,755, and 115,839 RSUs for a total intrinsic value of $3.8 million, $1.5 million, and $3.6 million, respectively. Of the 115,839 RSUs vested in fiscal 2010, 40,475 shares were withheld to satisfy minimum employee tax withholding. Intrinsic value is calculated as the number of shares vested times the Company's closing stock price at the vesting date.

There were 242,445 RSUs outstanding as of March 31, 2009. During the fiscal year ended March 31, 2010, 76,500 RSUs were granted, 115,839 RSUs vested and were issued, and 3,150 RSUs were forfeited. As of March 31, 2010, 199,956 RSUs were outstanding. The weighted average fair value of RSUs granted during fiscal 2010 was $18.52, the majority of which vest in four equal annual installments on the anniversary of the grant date.

Employee stock purchase plan
The Company sponsors an employee stock purchase plan ("ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 15% of their eligible compensation to purchase shares of the Company's common stock. Under the ESPP, shares of the Company's common stock may be purchased at the end of each fiscal quarter at 95% of the closing price of the Company's common stock. A total of 842,000 shares of the Company's common stock are authorized under the ESPP. As of March 31, 2010, a total of 759,568 shares were available for issuance under the ESPP. During the fiscal years ended March 31, 2008, 2009, and 2010, the Company issued 8,986, 14,844, and 5,573 shares under the ESPP at an average price of $49.23, $23.82, and $26.68 per share, respectively. The compensation expense related to the ESPP recorded in the years ended March 31, 2008, 2009, and 2010 was not material.

Valuation assumptions and equity based award activity
As discussed in Note 3, "Summary of significant accounting policies," determining the estimated fair value of stock-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares, and forfeiture rates of the awards.

Black-Scholes stock option valuation model
The Company uses the Black-Scholes model to estimate the fair value of its stock option grants. The expected term for its stock options was determined through analysis of historical data on employee exercises, vesting periods of awards, and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury bonds issued with similar life terms to the expected life of the grant. Volatility is calculated based on historical volatility of the daily closing price of the Company's common stock continuously compounded with a look back period similar to the terms of the expected life of the grant. The Company has not declared or paid any cash dividend on its common stock since the closing of its initial public offering and does not currently anticipate declaring or paying any cash dividends. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition, and cash requirements.

The Company calculates the fair value of each stock option award on the date of grant. The following average key assumptions were used in the Black-Scholes valuation model to value stock option grants for each respective period:

	Year Ended March 31,		
	2008	2009	**2010**
Stock option grants:			
Risk-free interest rate	4.20%	2.91%	**1.60%**
Expected lives in years	3.8	4.0	**4.0**
Expected volatility	25.80%	28.40%	**37.60%**
Dividend yield	0.00%	0.00%	**0.00%**
Weighted average grant date fair value of options granted	$15.28	$12.08	**$6.01**
Number of shares granted	12,500	437,911	**950,050**

The following table summarizes the changes in common stock options during fiscal 2010 for all of the stock incentive plans described above.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding, March 31, 2009	2,835,765	$42.73		
Granted	950,050	$19.04		
Exercised	(11,500)	$18.58		
Forfeited	(83,925)	$47.37		
Cancellations	(830,025)	$53.14		
Outstanding, March 31, 2010	**2,860,365**	**$31.80**	**4.27**	**$12,649**
Exercisable	**1,801,062**	**$36.63**	**4.12**	**$ 1,790**

The aggregate intrinsic value in the table above is the sum of the amounts by which the quoted market price of our common stock exceeded the exercise price of the options at March 31, 2010, for those options for which the quoted market price was in excess of the exercise price. This amount changes over time based on changes in the fair market value of the Company's stock. In fiscal 2010, 173,413 options vested.

Valuation for restricted stock units

RSUs are valued at the grant date closing price of the Company's common stock as recorded by the Nasdaq Stock Market ("Nasdaq").

Valuation for employee stock purchase rights

The value of employee stock purchase rights for shares of stock purchased under the ESPP is determined as the fair market value of the underlying shares on the date of purchase as determined by the closing price of the Company's common stock as recorded by Nasdaq, less the purchase price, which is 95% of the closing price of the Company's common stock. The ESPP enrollment begins on the first day of the quarter. Stock purchases occur on the last day of the quarter, with only eligible employee payroll deductions for the period used to calculate the shares purchased. There is no estimate of grant date fair value or estimated forfeitures since actual compensation expense is recorded in the period on the purchase date. The fair value of employee stock purchase rights is equivalent to a 5% discount of the purchase date closing price.

Forfeitures

Forfeitures are estimated based on historical experience at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recognized on a straight line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the option vesting term and can range from six months to four years. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

Compensation expense

The Company recognized stock-based compensation expense in the following Consolidated Statements of Income line items for stock options and RSUs and for shares issued under the Company's ESPP, for the fiscal years ended March 31, 2008, 2009, and 2010 (in thousands, except per share amounts):

	Year Ended March 31,		
	2008	2009	**2010**
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 4,558	$ 4,273	**$ 3,930**
Member relations and marketing	2,599	2,436	**2,248**
General and administrative	5,406	5,738	**5,974**
Depreciation	—	—	**—**
Total costs and expenses	12,563	12,447	**12,152**
Income from operations	(12,563)	(12,447)	**(12,152)**
Net income	$ (8,380)	$ (8,464)	**$ (7,984)**
Impact on diluted earnings per share	$ (0.45)	$ (0.51)	**$ (0.51)**

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is below (in thousands):

	Year Ended March 31,		
	2008	2009	**2010**
Stock-based compensation expense by award type:			
Stock options	$ 8,933	$ 7,209	**$ 6,287**
Restricted stock units	3,552	5,179	**5,857**
Employee stock purchase rights	78	59	**8**
Total stock-based compensation	$ 12,563	$ 12,447	**$ 12,152**

As of March 31, 2010, $11.4 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.2 years.

Tax benefits

The benefits of tax deductions in excess of recognized book compensation expense are reported as a financing cash inflow in the accompanying Consolidated Statements of Cash Flows. Approximately $5.9 million, $0.3 million, and $0 million of tax benefits associated with the exercise of employee stock options were recorded as cash from financing activities in fiscal 2008, 2009, and 2010, respectively.

NOTE 12. COMPREHENSIVE INCOME

Comprehensive income consists of net income plus the net-of-tax impact of unrealized gains and losses on certain investments in debt securities. Comprehensive income for the fiscal years ended March 31, 2008, 2009, and 2010 was $34.8 million, $21.2 million, and $11.2 million, respectively. The accumulated elements of other comprehensive income, net of tax, included within stockholders' equity on the Consolidated Balance Sheets are composed solely of net unrealized gains and losses on marketable securities net of applicable income taxes.

NOTE 13. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2008	2009	**2010**
Current	$ 1,099	$ 6,482	**$ 14,105**
Deferred	14,913	3,635	**(8,136)**
Provision for income taxes	$ 16,012	$ 10,117	**$ 5,969**

The provision for income taxes differs from the amount of income taxes determined by applying the applicable income tax statutory rates to income before provision for income taxes as follows:

	Year Ended March 31,		
	2008	2009	**2010**
Statutory U.S. federal income tax rate	35.0%	35.0%	**35.0%**
State income tax, net of U.S. federal income tax benefit	0.7	2.2	**5.7**
Tax-exempt interest income	(1.1)	(1.6)	**(2.7)**
D.C. QHTC income tax credits	(3.4)	(5.0)	**(9.1)**
Other permanent differences, net	2.1	1.4	**5.4**
Effective tax rate	33.3%	32.0%	**34.3%**

Deferred income taxes are provided for temporary differences between the tax bases of assets and liabilities and their reported amounts in the Consolidated Financial Statements. The tax effect of these temporary differences is presented below (in thousands):

	As of March 31,	
	2009	**2010**
Deferred income tax assets (liabilities):		
Tax credit carry forwards	$ 5,687	**$ 6,818**
Deferred compensation accrued for financial reporting purposes	2,931	**4,885**
Stock-based compensation	11,772	**6,487**
Reserve for uncollectible revenue	1,096	**1,550**
Other	643	**918**
Total deferred tax assets	22,129	**20,658**
Capitalized software development costs	(6,721)	**(3,157)**
Acquired intangibles	(2,031)	**(1,529)**
Deferred incentive compensation and other deferred charges	(1,185)	**(1,769)**
Unrealized gains on available-for-sale securities	(705)	**(557)**
Depreciation	(764)	**(235)**
Other	(85)	**—**
Total deferred tax liabilities	(11,491)	**(7,247)**
Net deferred income tax assets	$ 10,638	**$13,411**

In estimating future tax consequences, the Company generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. The Company believes that its estimated future taxable income will be sufficient for the full realization of its deferred income tax assets. The effect of future changes in existing laws or rates is not considered in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted.

The Company uses a more-likely-than-not recognition threshold based on the technical merits of the tax position taken for the financial statement recognition and measurement of a tax position. If a tax position does not meet the more-likely-than-not initial recognition threshold, no benefit is recorded in the financial statements. The Company does not currently anticipate that the total amounts of unrecognized tax benefits will significantly change within the next 12 months. The Company classifies interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes. No interest or penalties were recognized in the Consolidated Statements of Income for the years ended March 31, 2008, 2009, or 2010. The Company files income tax returns in U.S. federal and state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local tax examinations for filings in major tax jurisdictions before 2005.

During the fiscal year ended March 31, 2009, the Company fully utilized its federal net operating loss carryforward to offset taxable income.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") provides regulations that modify the income and franchise tax, sales and use tax, and personal property tax regulations for Qualified High Technology Companies ("QHTC") doing business in the District of Columbia.

In February 2006, the Company received notification from the Office of Tax and Revenue that its certification as a QHTC under the New E-conomy Transformation Act of 2000 (the "Act") had been accepted effective as of January 1, 2004. As a QHTC, the Company's Washington, D.C. statutory income tax rate was 0.0% through calendar year 2008 and 6.0% thereafter, versus 9.975% prior to this qualification. Under the Act, the Company is also eligible for certain Washington, D.C. income tax credits and other benefits.

NOTE 14. STOCKHOLDERS' EQUITY

In April 2008, the Company's Board of Directors authorized an increase in its cumulative share repurchase program to $350 million of the Company's common stock. The Company repurchased 1,536,095, 2,051,225, and 146,179 shares of its common stock at a total cost of approximately $86.5 million, $61.5 million, and $4.0 million in fiscal 2008, 2009, and 2010, respectively, pursuant to its share repurchase program. All repurchases to date have been made in the open market. No minimum number of shares subject to repurchase has been fixed and the share repurchase authorization has no expiration date. The Company has funded, and expects to continue to fund, its share repurchases with cash on hand, proceeds from the sale of marketable securities, and cash generated from operations. As of March 31, 2010, the remaining authorized repurchase amount was $41.5 million.

As of March 31, 2010 and March 31, 2009, the Company had repurchased 7,331,741 and 7,185,562 shares of the Company's common stock, respectively, at a total cost of $308.0 million and $304.0 million, respectively. Of these repurchased shares, 1,000,000 shares have been retired.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases its headquarters space (the "Lease") under an operating lease that expires in 2019. Leasehold improvements related to the Lease are depreciated over the term of the Lease and totaled approximately $11.9 million, net, and $11.0 million, net, as of March 31, 2009 and 2010, respectively. The terms of the Lease contain provisions for rental escalation, and the Company is required to pay its portion of executory costs such as taxes, insurance, and operating expenses. The Company also leases (under operating leases) small office spaces in Portland, Oregon; Austin, Texas; Nashville, Tennessee; Vernon Hills, Illinois; San Francisco, California; and Chennai, India. The Oregon lease expires in June 2011, the Texas lease in May 2014, the Tennessee lease in March 2011, the Illinois lease in September 2014, the California lease in November 2012, and the India lease in May 2010. The Company recognized rental and executory expenses of $6.9 million, $8.5 million, and $9.3 million in the years ended March 31, 2008, 2009, and 2010, respectively, related to these leases.

The following table details the future minimum lease payments under the Company's current leases, excluding rental escalation and executory costs (in thousands):

Year Ending March 31,	
2011	$ 6,575
2012	6,223
2013	6,060
2014	5,934
2015	5,501
Thereafter	23,080
Total	$53,373

Credit facility

In November 2006, the Company entered into a $20 million revolving credit facility with a commercial bank that can be used for working capital, share repurchases, or other general corporate purposes. Borrowings under the credit facility, if any, will be collateralized by certain of the Company's marketable securities and will bear interest at an amount based on the published LIBOR rate. The Company is also required to maintain an interest coverage ratio for each of its fiscal years of not less than three to one. The credit facility renews automatically each year until 2011, and can be increased at the request of the Company by as much as $10 million per year up to an aggregate maximum increase of $50 million. There have been no borrowings under the credit facility and the amount available for borrowing as of March 31, 2010 is $20 million.

Benefit plan

The Company sponsors a defined contribution 401(k) plan (the "401(k) Plan") for all employees who have reached the age of twenty-one. The Company provides discretionary contributions in the range of 0% to 100%, which percentage is determined by the Company after the end of the applicable plan year, of an employee's contribution up to a maximum of 4% of base salary. During the period from March 1, 2009 to December 31, 2009, the Company suspended its discretionary contributions to the 401(k) Plan. Contributions to the 401(k) Plan for the fiscal years ended March 31, 2008, 2009, and 2010 were approximately $1.1 million, $1.0 million, and $0.3 million, respectively.

Litigation

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is currently not a party to, and its property is not subject to, any material legal proceedings.

NOTE 16. SEGMENTS AND GEOGRAPHIC AREAS

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. The Company has one reportable segment for financial statement purposes. For additional detail on the Company's determination of segments, see Note 3, "Summary of significant accounting policies for additional information."

Substantially all of the Company's identifiable assets are located in the United States. Disclosed in the following table is revenue information for each geographic area for the years ended March 31, 2008, 2009, and 2010 (in thousands):

	Year Ended March 31,		
	2008	2009	**2010**
United States	$214,832	$223,497	**$229,389**
Europe	2,020	4,610	**6,200**
Other countries	2,119	2,253	**3,734**
Total revenue	$218,971	$230,360	**$239,323**

NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for the fiscal years ended March 31, 2009 and 2010 is as follows (in thousands, except per share amounts):

	Fiscal 2009 Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
Revenue	$ 57,217	$ 57,625	$ 59,315	$ 56,203
Income from operations	8,287	7,033	7,761	5,868
Income before provision for income taxes	9,491	7,981	8,535	5,579
Net income	$ 6,330	$ 5,403	$ 5,830	$ 3,905
Earnings per share:				
Basic	$ 0.36	$ 0.32	$ 0.37	$ 0.25
Diluted	$ 0.36	$ 0.32	$ 0.37	$ 0.25

	Fiscal 2010 Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
Revenue	$ 56,703	$58,323	$60,893	$63,404
Income (loss) from operations[(1)]	5,412	(3,804)	5,955	7,499
Income (loss) before provision for income taxes[(1)]	6,374	(3,220)	6,558	7,690
Net income (loss)[(1)]	$ 4,188	$ (2,116)	$ 4,309	$ 5,052
Earnings per share:				
Basic	$ 0.27	$ (0.14)	$ 0.28	$ 0.33
Diluted	$ 0.27	$ (0.14)	$ 0.27	$ 0.32

(1) Includes a non-cash charge of $1.9 million associated with the cancellation of certain stock options and a $7.4 million non-cash charge resulting from the write-off of capitalized software in the quarter ended September 30, 2009.

NOTE 18. SUBSEQUENT EVENTS

On April 1, 2010, the Company acquired the health care division of Trintech Group plc ("Concuity"), a provider of the leading contract and payment management solution for hospitals and physician groups. The Company acquired Concuity to supplement its revenue-cycle portfolio by adding Concuity's web-based ClearContracts software tool. The total purchase price consists of an initial payment of $28 million and an additional $6 million placed into escrow, which can be released across the next 21 months as certain business performance and indemnity conditions are satisfied. The total purchase price was preliminarily allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The Company allocated $11.3 million to intangible assets with a weighted average amortization period of five years and allocated $23 million to goodwill. The Company is in the process of finalizing the valuation of certain intangible assets.

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The Advisory Board Company and Subsidiaries

Management is responsible for the preparation and integrity of our Consolidated Financial Statements appearing in our Annual Report. Our Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in our Consolidated Financial Statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of our Consolidated Financial Statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Employees, Code of Business Conduct and Ethics for Members of the Board of Directors and Code of Ethics for Finance Team Members. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent registered public accounting firm to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2010 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of March 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting, which is included herein.



Robert W. Musslewhite
Chief Executive Officer and Director
June 14, 2010



Michael T. Kirshbaum
Chief Financial Officer and Treasurer
June 14, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited The Advisory Board Company and subsidiaries internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Advisory Board Company and subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Advisory Board Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Advisory Board Company and subsidiaries consolidated balance sheets of as of March 31, 2009 and 2010 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010, and our report dated June 14, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
June 14, 2010

CORPORATE INFORMATION

Annual Report on Form 10-K and Investor Contact
The information in this annual report is a summary and should be considered along with the Company's Annual Report on Form 10-K for the year ending March 31, 2010.

A copy of the Company's Form 10-K for the year ending March 31, 2010, filed with the Securities and Exchange Commission, is available without charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Michael T. Kirshbaum, Chief Financial Officer, at The Advisory Board Company, 2445 M Street, NW, Washington, DC 20037.

Common Stock Dividend Information
The common stock of The Advisory Board Company has been traded on the Nasdaq Stock Market under the symbol ABCO since the initial public offering on November 12, 2001. As of July 16, 2010, there were approximately 10,000 holders of the common stock, including nine stockholders of record. The Company has not declared or paid any cash dividends on the common stock since the closing of its initial public offering, and it does not anticipate declaring or paying cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition and cash requirements.

Corporate Office
The Advisory Board Company
2445 M Street, NW
Washington, DC 20037
202-266-5600
www.advisoryboardcompany.com

Registrar and Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
800-937-5449

Independent Registered Accountant
Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

This table sets forth, for the periods indicated, the high and low closing prices per share of the Company's common stock as reported on the Nasdaq Stock Market.

	High	Low
Fiscal year ending March 31, 2009		
First Quarter	$54.78	$39.33
Second Quarter	$40.42	$28.82
Third Quarter	$30.13	$19.14
Fourth Quarter	$22.47	$13.51
Fiscal year ending March 31, 2010		
First Quarter	$26.06	$16.30
Second Quarter	$27.53	$22.80
Third Quarter	$30.65	$24.49
Fourth Quarter	$33.37	$31.50

BOARD OF DIRECTORS

Frank J. Williams
Executive Chairman
The Advisory Board Company

Peter J. Grua † ‡
Director
Partner,
HLM Venture Partners

Robert W. Musslewhite
Director
Chief Executive Officer,
The Advisory Board Company

Leon D. Shapiro †‡
Director
Senior Vice President,
Warner Music Group

Sanju K. Bansal ‡
Director
Vice Chairman,
Executive Vice President and
Chief Operating Officer,
MicroStrategy Incorporated

Kelt Kindick* † ‡
Lead Director
Chief Financial Officer,
Bain & Company

Mark R. Neaman* ‡
Director
President and Chief Executive
Officer, North Shore University
Health System

LeAnne M. Zumwalt* ‡
Director
Vice President,
DaVita, Inc.

* Member of the Audit Committee of the Board of Directors
† Member of the Compensation Committee of the Board of Directors
‡ Member of the Governance Committee of the Board of Directors

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

Robert W. Musslewhite
Chief Executive Officer

Frank J. Williams
Executive Chairman

David L. Felsenthal
President

Seth B. Blackley
Executive Director

Martin D. Coulter
Executive Director

John A. Deane
Chief Executive Officer,
Southwind

Christopher B. Denby
Executive Director

Evan R. Farber
General Counsel and
Corporate Secretary

Scott M. Fassbach
Chief Research Officer

James L. Field
Executive Director

Michael T. Kirshbaum
Chief Financial Officer

Matthew S. Klinger
Vice President, Finance

Nicole D. Latimer
Executive Director

Cormac F. Miller
Executive Director

Charles W. Roades
Chief Research Officer,
Health Care

Scott A. Schirmeier
Executive Vice President

Richard A. Schwartz
Executive Vice President

Franziska R. Shaw
Executive Director

Adam R. Spiegel
Executive Director

J. Michelle Stevens
Executive Director

Mary D. Van Hoose
Chief Talent Officer

THE ADVISORY BOARD COMPANY
2445 M Street, NW • Washington, DC 20037
Telephone: 202.266.5600 • Fax: 202.266.5700
www.advisoryboardcompany.com
Washington, DC • Portland, Oregon • Austin, Texas • Nashville, Tennessee
Vernon Hills, Illinois • San Francisco, California • Chennai, India